MIZUHO

Channel to Discovery

Mizuho Financial Group, Inc.

1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-0004

File No. 82-34906
April 6, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.


06012492

SUPPL

Re: Mizuho Financial Group, Inc. 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English version of Press Release dated March 30, 2006, "Disposition of Unrealized Losses on Bond Portfolio" (Attached hereto as Exhibit A-1)

2. English version of Press Release dated March 15, 2006, "Dissolution of Subsidiary" (Attached hereto as Exhibit A-2)

3. English version of Press Release dated March 15, 2006, "Management Changes for the Mizuho Financial Group" (Attached hereto as Exhibit A-3)

4. English translation of Press Release dated March 6, 2006 (Attached hereto as Exhibit A-4)

5. English version of Press Release dated March 1, 2006, "Management Changes for the Mizuho Financial Group" (Attached hereto as Exhibit A-5)

6. English translation of Press Release dated February 23, 2006 (Attached hereto as Exhibit A-6)

7. English version of Press Release dated February 17, 2006, "Dissolution of Subsidiary" (Attached hereto as Exhibit A-7)

8. English version of Press Release dated February 16, 2006, "MOU concluded with The Malaysian Industrial Development Authority" (Attached hereto as Exhibit A-8)

9. English version of Press Release dated February 6, 2006, "A Today's Certain Media Report" (Attached hereto as Exhibit A-9)

10. English version of CLSA Japan Forum 2006 dated February 2006 (Attached hereto as Exhibit A-10)

11. English version of Interim Report for the six months ended September 30, 2005 (Attached hereto as Exhibit A-11)

If you have any questions or requests for additional information, please do not hesitate to contact Souichi Hosoi at 011-813-5224-2911 (telephone) or 011-813-5224-1075 (facsimile) or souichi.hosoi@mizuhofg.co.jp (E-Mail).

Very truly yours,

Mizuho Financial Group, Inc.

By Satoru Nishibori

Name: Satoru Nishibori
Title: Managing Director

Enclosures and attachment

Exhibit A-1

March 30, 2006

Mizuho Financial Group, Inc.

Disposition of Unrealized Losses on Bond Portfolio

Mizuho Financial Group, Inc. (MHFG) hereby announces that its subsidiaries, Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. have decided to dispose approximately 130 billion yen (estimate) of unrealized losses on their bond portfolios in light of such factors as current trends in domestic and U.S. interest rates. The following chart shows the breakdown of disposed losses.

(Billions of yen)

Mizuho Bank, Ltd.	Approx. 75.0
Mizuho Corporate Bank, Ltd.	Approx. 50.0
Mizuho Trust & Banking Co., Ltd.	Approx. 5.0
Total	Approx. 130.0

This decision will have no material effect on MHFG's consolidated earnings estimates for the current fiscal year.

This document is prepared in order to announce specific facts relating to MHFG's disposition of unrealized loss on bond portfolio and does not constitute an offer for sale or a solicitation for investment or other similar activity, in and outside of Japan.

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Exhibit A-2

March 15, 2006
Mizuho Financial Group, Inc.

Dissolution of Subsidiary

Mizuho Financial Group, Inc. hereby announces that our wholly owned subsidiary, Mizuho Bank, Ltd. has decided to dissolve its subsidiary, Mizuho Sogo Kanri Co., Ltd., as follows.

1.Outline of the subsidiary to be dissolved and the scheduled date of dissolution.

Company Name	Mizuho Sogo Kanri Co., Ltd
Location	3-12-2 Nihonbashi, Chuo-ku, Tokyo
Representative	Hiroshi Hamada (President & CEO)
Business	Bidding in judicial foreclosures, possession and management of real estate collateral for Mizuho Bank, Ltd.
Date of Establishment	August 1994
Paid-in Capital	JPY 300 million
Number of Shares Outstanding	12,360 Shares
Total Assets	JPY 3,488 million (As of the end of December 2005)
Number of Employees	6 (As of the end of February 2006)
Shareholder	Mizuho Bank, Ltd. (100% shareholder)
Recent Financial Performance	Ordinary Losses JPY 58 million
(Fiscal Year Ended December 2005)	Net Losses JPY 38 million
Date of Dissolution	October 2006 (Planned)

2.Reason for Dissolution
The company is to be dissolved as a result of the completion of sales of its real estate and the completion of preparation for dissolution.

3.Effect on Profits/Losses
This decision will have no material effect on the Earnings Estimates for the current fiscal year (consolidated or non-consolidated) of Mizuho Financial Group, Inc.

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Exhibit A-3

March 15, 2006

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces the changes of executive officers (including changes of their delegation) for the following entities within the Group.

Mizuho Financial Group, Inc.
Mizuho Bank, Ltd.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.

【Mizuho Financial Group, Inc.】

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Tsuneo Morita	Executive Officer General Manager of Administration	General Manager of Administration
Mr. Shuzo Haimoto	Executive Officer General Manager of Human Resources	General Manager of Human Resources

【Mizuho Bank, Ltd.】

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Naoto Tsumita	Executive Officer General Manager of Internal Audit Division	General Manager of Fukuoka Branch
Mr. Akinori Bo	Executive Officer General Manager of Ginza Branch	General Manager of Ginza Branch
Mr. Michitoshi Tsuruoka	Executive Officer General Manager of Branch Banking Unit Ⅰ	General Manager of Branch Banking Unit Ⅴ
Mr. Tadayuki Hagiwara	Executive Officer General Manager of IT & Systems Planning Division	Mizuho Corporate Bank, Ltd. Joint General Manager of IT & Systems Planning Division
Mr. Takeshi Honda	Executive Officer General Manager of Kyobashi Branch	General Manager of Kyobashi Branch
Mr. Shouzou Kazama	Executive Officer General Manager of Shimbashi Branch	General Manager of Branch Banking Unit Ⅰ
Mr. Yoshinobu Shigeji	Executive Officer General Manager of Nagoya-chuo Branch	General Manager of Yokohama-ekimae Branch
Mr. Hajime Saito	Executive Officer General Manager of Treasury Division	Mizuho Financial Group, Inc. General Manager of Financial Planning
Mr. Toshihiko Fukuzawa	Executive Officer General Manager of Corporate Planning Division	General Manager of Corporate Planning Division
Mr. Naoto Suzuki	Executive Officer General Manager of Branch Banking Division	General Manager of Branch Banking Division
Mr. Yoshiyuki Sawai	Executive Officer General Manager of Corporate Banking Planning Division	General Manager of Corporate Banking Planning Division
Mr. Yutaka Izuha	Retired	Executive Officer General Manager of IT & Systems Planning Division

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Katsumi Nakada	Retired	Executive Officer General Manager of Treasury Division
Mr. Ryuichiro Yoshida	Retired	Executive Officer General Manager of Branch Banking Unit Ⅲ

【Mizuho Corporate Bank, Ltd.】

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Yasumasa Nishi	Executive Officer General Manager of Treasury Division	Executive Officer General Manager of ALM Division
Mr. Tetsuo Hiramatsu	Executive Officer General Manager of Human Resources Management Division	Executive Officer General Manager of Human Resources Division
Mr. Jun Watanabe	Executive Officer General Manager of Corporate Banking Division No.16	General Manager of Corporate Banking Division No.16
Mr. Yukio Matsunaga	Executive Officer General Manager of Bangkok Branch	General Manager of Bangkok Branch
Mr. Yoshimitsu Arahata	Executive Officer General Manager of Corporate Banking Division No.11	General Manager of Los Angeles Branch General Manager, International Coordination Division (Mizuho Corporate Bank of California)
Mr. Keizo Ohashi	Executive Officer General Manager of Europe Corporate Banking Division No.2	General Manager of Europe Corporate Banking Division No.2
Mr. Hiroshi Yamamoto	Executive Officer General Manager of Corporate Banking Division No.12	General Manager of Corporate Banking Division No.12
Mr. Masatoshi Muto	Executive Officer General Manager of International Treasury Division	General Manager of International Treasury Division
Mr. Yoshiyuki Fukuda	Executive Officer General Manager of Corporate Banking Division No.15	General Manager of Corporate Banking Division No.15
Mr. Shuichi Honda	Executive Officer General Manager of Corporate Banking Coordination Division	General Manager of Corporate Banking Coordination Division
Mr. Masaaki Kono	Executive Officer General Manager of Corporate Banking Division No.8	Mizuho Bank, Ltd. General Manager of Executive Secretariat

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Makio Tanehashi	Executive Officer General Manager of Internal Audit Division	Mizuho Bank, Ltd. General Manager of Shinjuku-shintoshin Branch
Mr. Atsushi Shigeta	Executive Officer General Manager of Corporate Banking Division No.7	General Manager of Corporate Banking Division No.3
Mr. Yoshiharu Hasegawa	Retired	Executive Officer General Manager of Corporate Banking Division No.11
Mr. Takehiro Mikoda	Retired	Executive Officer General Manager of Fukuoka Corporate Banking Division
Mr. Hiromi Konno	Retired	Executive Officer General Manager of Corporate Banking Division No.8
Mr. Haruhiko Araake	Retired	Executive Officer General Manager of Corporate Banking Division No.1

【Mizuho Securities Co., Ltd.】

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Kentaro Azuma	Managing Director Capital Markets Group Senior General Manager	Capital Markets Group Senior General Manager
Mr. Satoshi Itoh	Managing Director Head of Fixed Income Group	Joint Head of Fixed Income Group, Joint Head of Products Promotion Group
Mr. Kazuhiro Yamashita	Managing Director Equity Group Senior General Manager	Equity Group Senior Manager
Mr. Masahito Mikami	Managing Director General Manager of Compliance Department	Shinko Securities Co., Ltd. Director General Manager of Product Administration & Operations Department
Mr. Naohiro Kamei	Managing Director (seconded to Mizuho Securities USA Inc.)	Mizuho Bank, Ltd. General Manager of Securities Division
Mr. Tadashi Sakai	Managing Director Mizuho Bank (Switzerland) Ltd. President & CEO	Senior Manager, Planning Group International Department Mizuho Bank (Switzerland) Ltd. President & CEO

Exhibit A-4

For translation purpose only

March 6, 2006

To whom it may concern

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number: 8411 (Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Determination of Terms of the Preferred Securities

Mizuho Financial Group, Inc. ("MHFG") hereby announces that the terms of the preferred securities announced in the "Announcement regarding Establishment of Overseas Special Purpose Subsidiaries and Issuance of "Non-Dilutive" Preferred Securities" dated February 23, 2006 have been determined on March 3, 2006 (overseas time) as follows:

[Description of Preferred Securities to be issued]

Issuer	(i) Mizuho Capital Investment (USD) 1 Limited (ii) Mizuho Capital Investment (EUR) 1 Limited (Each is an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which is wholly owned by MHFG.)
Type of Securities	(i) Dollar denominated Non-cumulative Perpetual Preferred Securities (ii) Euro denominated Non-cumulative Perpetual Preferred Securities
Aggregate Issue Amount	(i) US$ 600 million (ii) € 500 million
Dividend Rate	(i) 6.686 % per annum (fixed until June, 2016) Floating rate after June 2016 (ii) 5.02 % per annum (fixed until June, 2011) Floating rate after June 2011
Issue Price	(i) US$ 2,000 per preferred security (ii) € 50,000 per preferred security
Liquidation Preference	The Preferred Securities are intended to rank, as to rights to the liquidation preferences, effectively *pari passu* with preferred stock issued by MHFG.
Method of Offering	(i) Private placement to qualified institutional buyers in the U.S. market pursuant to an exemption from registration under Rule 144A under the Untied States Securities Act of 1933 and offering in Euro market under Regulation S under the Untied States Securities Act of 1933 (ii) Offering in Euro market under Regulation S under the Untied States Securities Act of 1933 (Neither of the offerings will be undertaken in Japan.)
Scheduled Payment Date	March 13, 2006 (scheduled)

Contact:
Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 03-5224-2026

Note: This document is prepared for the purpose of public disclosure of determination of the terms of the preferred securities, and does not constitute a solicitation of an offer for acquisition, or a of an offer for sale or a solicitation of offer for purchase of any securities in and outside of Japan (the "Solicitation Activity"), nor for the conducting of Solicitation Activity.
This document is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The preferred securities set forth above have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus prepared in accordance with the United States Securities Act of 1933 that may be obtained from the company issuing the relevant securities or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

Exhibit A-5

March 1, 2006

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces the changes of directors and executive officers (including changes of their delegation) and the management candidates for the following entities within the Group.

Mizuho Financial Group, Inc.
Mizuho Bank, Ltd.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.

【Mizuho Financial Group, Inc.(MHFG)】

Name	New Position (To be effective in late June 2006)	Current Position
Mr. Masahiro Seki	Corporate Auditor	Certified Public Accountant Japanese Institute of International Accounting Education President
Mr. Toshiaki Hasegawa	Retired	Corporate Auditor

The appointment of Masahiro Seki as corporate auditor for MHFG is subject to approval at the general meeting of shareholders to be held in late June 2006.
Mr. Seki is a candidate for "outside corporate auditor" defined in Special Law for Commercial Code relating to Corporate Audit.

【Mizuho Bank, Ltd.(MHBK)】

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Mitsuru Machida	Deputy President (Representative Director) Strategic Planning Group	Managing Director and Managing Executive Officer Strategic Planning Group
Mr. Toshikazu Kitano	Deputy President (Representative Director)	Mizuho Corporate Bank, Ltd. Managing Director and Managing Executive Officer Head of Corporate Banking Unit, Chief Information Officer
Mr. Takashi Nonaka	Managing Director and Managing Executive Officer Consumer and Private Banking Group	Managing Executive Officer Consumer and Private Banking Group
Mr. Hideaki Saito	Managing Director and Managing Executive Officer Risk Management Group, Human Resources Group, Compliance Group (joint)	Executive Officer General Manager of Credit Risk Management Division
Mr. Masato Ono	Managing Executive Officer Branch Banking Division	Mizuho Corporate Bank, Ltd. Managing Executive Officer Head of Financial Products Unit
Mr. Takehiko Nishina	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Tsukiji Branch
Mr. Manabu Yoshidome	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Human Resources Division
Mr. Toichiro Matsutani	Corporate Auditor (full-time)	Mizuho Business Service Co., Ltd. President & CEO
Mr. Yukio Nozaki	Corporate Auditor, Mizuho Financial Group, Inc. Corporate Auditor, Mizuho Corporate Bank, Ltd. Corporate Auditor	Mizuho Financial Group, Inc. Corporate Auditor, Mizuho Corporate Bank, Ltd. Corporate Auditor
Mr. Tsutomu Abe	Retired	Deputy President (Representative Director)

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Saburo Nishiura	Retired (Effective as of March 30, 2006)	Deputy President (Representative Director)
Mr. Tetsuo Narukawa	Retired	Managing Director and Managing Executive Officer Risk Management Group, Human Resources Group Compliance Group (joint)
Mr. Kiyotaka Azuma	Retired	Managing Executive Officer Branch Banking Division
Mr. Akisato Saruta	Retired (Effective as of March 29, 2006)	Managing Executive Officer Branch Banking Division
Mr. Junichi Yamagami	Retired	Managing Executive Officer Branch Banking Division
Mr. Takashi Satou	Retired	Executive Officer General Manager of Shimbashi Branch
Mr. Katsuyoshi Ejima	Retired	Executive Officer General Manager of Head Office
Mr. Koichi Nakajima	Retired	Executive Officer General Manager of Asset Liabilities and Capital Solution Division
Mr. Yoshiyuki Sato	Retired	Executive Officer General Manager of Nagoya-chuo Branch
Mr. Nobuyoshi Naka	Retired	Corporate Auditor (full-time)
Mr. Junichi Iwabuchi	Retired	Corporate Auditor

The appointments of Toshikazu Kitano, Takashi Nonaka and Hideaki Saito as board members of MHBK are subject to approval at the shareholders meeting to be held on March 31, 2006.
The appointments of Toichiro Matsutani and Yukio Nozaki as corporate auditors for MHBK are subject to approval at the same shareholders meeting mentioned above.
Mr. Nozaki is a candidate for “outside corporate auditor” defined in Special Law for Commercial Code relating to Corporate Audit.

【Mizuho Corporate Bank, Ltd.(MHCB)】

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Takashi Tsukamoto	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Financial Officer	Managing Executive Officer Head of Europe, Middle East and Africa
Mr. Yasuhiro Sato	Managing Director and Managing Executive Officer Head of Corporate Banking Unit	Managing Executive Officer
Mr. Norio Nakajima	Managing Executive Officer Head of Global Markets Unit	Managing Executive Officer Head of Financial Institutions & Public Sector Banking Unit, Head of ALM & Trading Unit
Mr. Shinichiro Tanaka	Managing Executive Officer Head of Global Transaction Banking Unit, Chief Information Officer, Chief Operations Officer	Managing Executive Officer Head of Asset Management & Transaction Banking Unit, Chief Operations Officer, Head of ALM & Trading Unit (joint)
Mr. Masao Fujioka	Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer	Managing Executive Officer
Mr. Shusaku Minoda	Managing Executive Officer Head of Global Syndicated Finance Unit, Head of Global Financial Products Unit	Managing Executive Officer Chief Compliance Officer, Head of Syndicated Finance Business Unit
Mr. Shigeru Yamamoto	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Corporate Restructuring Business Unit	Managing Executive Officer Head of Corporate Restructuring Business Unit, Chief Credit Officer
Mr. Mitsuhiro Nagahama	Managing Executive Officer Head of the Americas	Managing Executive Officer
Mr. Akira Kawamura	Managing Executive Officer Head of Europe, Middle East and Africa	Executive Officer General Manager of Project Finance Division

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Takashi Satou	Managing Executive Officer	Mizuho Bank, Ltd. Executive Officer General Manager of Shimbashi Branch
Mr. Katsuyoshi Ejima	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer	Mizuho Bank, Ltd. Executive Officer General Manager of Head Office
Mr. Mitsuaki Tsuchiya	Managing Executive Officer	Executive Officer General Manager of Executive Secretariat
Mr. Yoshiyuki Sato	Managing Executive Officer	Mizuho Bank, Ltd. Executive Officer General Manager of Nagoya-chuo Branch
Mr. Takeshi Hanai	Managing Executive Officer Head of Asia & Oceania, General Manager of Shanghai Branch	Executive Officer General Manager of Shanghai Branch
Mr. Mitsuo Hirakata	Corporate Auditor (full-time)	General Manager of Compliance Division
Mr. Toshiaki Hasegawa	Corporate Auditor, Mizuho Financial Group, Inc. Corporate Auditor, Mizuho Bank, Ltd. Corporate Auditor	Mizuho Financial Group, Inc. Corporate Auditor, Mizuho Bank, Ltd. Corporate Auditor
Mr. Toshikazu Kitano	Retired	Managing Director and Managing Executive Officer Head of Corporate Banking Unit, Chief Information Officer
Mr. Mareto Sako	Retired	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Financial Officer
Mr. Masatsugu Nagato	Retired	Managing Executive Officer Head of the Americas
Mr. Yasufumi Miyazaki	Retired	Managing Executive Officer Head of Asia & Oceania
Mr. Masato Ono	Retired	Managing Executive Officer Head of Financial Products Unit

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Ichiro Yumoto	Retired	Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer
Mr. Yuichiro Ikeda	Retired	Executive Officer General Manager of International Market Trading Division
Mr. Hajime Tsuji	Retired	Corporate Auditor (full-time)
Mr. Yoshiaki Sugita	Retired	Corporate Auditor

The appointments of Takashi Tsukamoto and Yasuhiro Sato as board members of MHCB are subject to approval at the shareholders meeting to be held on March 31, 2006.

The appointments of Mitsuo Hirakata and Toshiaki Hasegawa as corporate auditors for MHCB are subject to approval at the same shareholders meeting mentioned above.

Mr. Hasegawa is a candidate for "outside corporate auditor" defined in Special Law for Commercial Code relating to Corporate Audit.

【Mizuho Securities Co., Ltd.(MHSC)】

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Hiroshi Ikeda	Managing Director Head of Investment Banking Group	Head of Syndication Group
Mr. Koichi Nakajima	Managing Director Joint Head of Advisory Group	Mizuho Bank, Ltd. Executive Officer General Manager of Asset Liabilities and Capital Solution Division
Mr. Tadao Ogoshi	Managing Director Joint Head of Advisory Group	Mizuho Corporate Bank, Ltd. General Manager of Internal Audit Division
Mr. Koichiro Sugii	Managing Director Co-Head of Equity Group	Managing Director Head of Equity Group, Head of Products Promotion Group
Mr. Takahisa Matsuura	Managing Director Co-Head of Equity Group	Managing Director Mizuho International plc Managing Director
Mr. Naoki Ito	Managing Director Head of Products Promotion Group	Managing Director Head of Fixed Income Group
Mr. Yuichiro Ikeda	Managing Director Head of International Business Promotion Group	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of International Market Trading Division
Mr. Shinji Hirayama	Corporate Auditor	Mizuho Information & Research Institute, Inc. Senior Managing Director
Mr. Masashi Sakai	Retired	Managing Director Head of Investment Banking Group
Mr. Sadayoshi Chiba	Retired	Managing Director Joint Head of Advisory Group
Mr. Naoto Takano	Retired (Effective in late March 2006)	Managing Director Head of International Business Promotion Group
Mr. Michio Tani	Retired	Managing Director Mizuho Securities USA Inc. President & CEO

Name	New Position (Effective as of March 31, 2006)	Current Position
Mr. Yoshikazu Tamaki	Retired	Corporate Auditor

The appointment of Shinji Hirayama as corporate auditor for MHSC is subject to approval at the shareholders meeting to be held on March 31, 2006.
Mr. Hirayama is a candidate for "outside corporate auditor" defined in Special Law for Commercial Code relating to Corporate Audit.

Name	New Position (Effective as of May 1, 2006)	Current Position
Mr. Kenji Matsui	Managing Director	Shinko Securities Co., Ltd. Corporate Auditor (full-time)

The appointment of Kenji Matsui as board member of MHSC is subject to approval at the shareholders meeting to be held on March 31, 2006.

Exhibit A-6

February 23, 2006

To whom it may concern

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number: 8411 (Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section))

Announcement regarding Establishment of Overseas Special Purpose Subsidiaries and Issuance of "Non-Dilutive" Preferred Securities

Mizuho Financial Group, Inc. ("MHFG") hereby announces that it has decided to issue preferred securities as set forth below through overseas special purpose subsidiaries so as to increase the group's Tier 1 capital to support its future growth. For the purpose of issuing preferred securities MHFG has also decided to establish wholly owned subsidiaries in the Cayman Islands ("Cayman SPCs").

The preferred securities, non-cumulative perpetual preferred securities issued by Cayman SPCs, are expected to increase Tier 1 capital as minority interest in consolidated subsidiaries of MHFG as well as Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., subsidiaries of MHFG. The preferred securities are not convertible into common stock of MHFG.

[Description of Preferred Securities to be issued]

Issuer	(i) Mizuho Capital Investment (USD) 1 Limited (ii) Mizuho Capital Investment (EUR) 1 Limited (Each is an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which is wholly owned by MHFG.)
Type of Securities	(i) Dollar denominated Non-cumulative Perpetual Preferred Securities (ii) Euro denominated Non-cumulative Perpetual Preferred Securities
Aggregate Issue Amount	To be determined.
Use of Proceeds	To be finally provided for banking subsidiaries as perpetual subordinated loans.
Liquidation Preference	The Preferred Securities are intended to rank, as to rights to the liquidation preferences, effectively *pari passu* with preferred stock issued by MHFG.
Method of Offering	(i) Private placement to qualified institutional buyers in the U.S. market pursuant to an exemption from registration under Rule 144A under the United States Securities Act of 1933 and offering in Euro market under Regulation S under the United States Securities Act of 1933 (ii) Offering in Euro market under Regulation S under the United States Securities Act of 1933 (Neither of the offerings will be undertaken in Japan.)

Contact:
Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 03-5224-2026

Note: This document is prepared for the purpose of public disclosure of establishment of overseas special purpose subsidiaries and issuance of preferred securities, and does not constitute a solicitation of an offer for acquisition, or a of an offer for sale or a solicitation of offer for purchase of any securities in and outside of Japan (the "Solicitation Activity"), nor for the conducting of Solicitation Activity.
This document is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The preferred securities set forth above have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus prepared in accordance with the United States Securities Act of 1933 that may be obtained from the company issuing the relevant securities or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

Exhibit A-7

February 17, 2006

Mizuho Financial Group, Inc.

Dissolution of Subsidiary

Mizuho Financial Group, Inc. hereby announces that it has decided to dissolve its subsidiary, Mizuho Advisory, Inc., as follows.

1.Outline of the subsidiary to be dissolved and the scheduled date of dissolution.

Company Name	Mizuho Advisory, Inc.
Location	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Representative	Shunichi Asada (President & CEO)
Business	Consulting
Date of Establishment	June 2003
Paid-in Capital	JPY 100 million
Number of Stocks Outstanding	2,000 Shares
Total Assets	JPY 109 million (As of the end of March 2005)
Number of Employees	20 (As of the end of December 2005)
Shareholders	Mizuho Financial Group, Inc. — 50 %
	Mizuho Bank, Ltd. — 10%
	Mizuho Corporate Bank, Ltd — 10%
	Mizuho Trust & Banking Co., Ltd. — 10%
	Mizuho Securities Co., Ltd. — 10%
	Mizuho Investors Securities Co., Ltd. — 10%
Recent Financial Performance	Ordinary Profits JPY 4 million
(Fiscal Year Ended March 2005)	Net Income JPY 2 million
Date of Dissolution	March 2006 (Planned)

2.Reason for Dissolution

The company is to be dissolved at this time as it has served its original purpose.

3.Effect on Profits/Losses

This decision will have no material effect on the Earnings Estimates for the current fiscal year (consolidated or non-consolidated) of Mizuho Financial Group, Inc.

Exhibit A-8

February 16, 2006
Mizuho Financial Group, Inc.

MOU concluded with The Malaysian Industrial Development Authority

On February 16, 2006, Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. (both subsidiaries of the Mizuho Financial Group) concluded a Memorandum of Understanding with The Malaysian Industrial Development Authority ("MIDA") concerning support for Japanese companies wishing to establish business operations in Malaysia.

1. Framework
   (1) Cooperation in attracting Japanese companies interested in business opportunities in Malaysia.
   (2) Holding of dialogue sessions with Japanese companies, including small and medium sized enterprises.
   (3) Support for Japanese companies in the selection of local partners in Malaysia and assistance with completion of related procedures.

2. Objectives
   (1) Under the Malaysian Ministry of International Trade and Industry, which oversees the promotion and coordination of the development of industry in Malaysia, MIDA is the principal Government agency working to promote and strengthen foreign investment in Malaysia. MIDA operates sixteen overseas offices, including offices in Tokyo and Osaka, and handles all aspects of investing and establishing business operations in Malaysia, including acceptance of applications for investment in Malaysia from foreign companies and providing advice for license approvals, making MIDA the optimal liaison for companies considering investment in Malaysia.
   (2) This MOU was entered into based on the complementary objectives of Mizuho and MIDA: Mizuho Financial Group is looking to further expand its business in Asia, while MIDA is considering increasing investment from Japan, which is the second largest investor in Malaysia after the United States, in terms of aggregate investment.
   (3) Through mutual cooperation that leverages the strengths of each party — Mizuho's vast customer base and expansive network; MIDA's expert advice and support — this MOU aims to support and enhance investment promotion measures in both Japan and Malaysia.

Exhibit A-9

February 6, 2006

Mizuho Financial Group, Inc.
Mizuho Trust & Banking Co., Ltd.

Re: A Today's Certain Media Report

Today, there has been a press coverage by certain news media reporting that Mizuho Trust & Banking Co., Ltd ("MHTB") is planning to withdraw from banking business.

However, we have no such plan for MHTB to withdraw from the banking business.

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Exhibit A-10

MIZUHO

Channel to Discovery

CLSA Japan Forum 2006

February 2006

Mizuho Financial Group

Definitions

3 Banks: Aggregated figures for Mizuho Bank (BK), Mizuho Corporate Bank (CB), Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis


Mizuho Financial Group, Inc.
Global Retail Group
Mizuho Bank
Mizuho Investors Securities
UC Card
Mizuho Capital
Global Corporate Group
Mizuho Corporate Bank
Mizuho Securities
Shinko Securities*
Global Asset & Wealth Management Group
Mizuho Trust & Banking
Mizuho Private Wealth Management
Trust & Custody Services Bank
Asset Management Companies
DKA
FIMCO
DIAM*
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute

*An affiliate under equity method

Agenda

- A New Phase in Management Strategies
- Enhancement of Top-line Growth ~ Retail Strategies ~
- Capital Management
- In Closing

A New Phase in Management Strategies

A New Phase in Management Strategies

■ Management focus shifted to "top-line growth" and "disciplined capital management" on the back of "financial soundness"


Top-line Growth
Entered a New Phase in Management Strategies
Established "Mizuho with financial soundness"
Implementation of a Series of Management Reforms
November 2005
Sale of Treasury Stock
April 2005
"Channel to Discovery" Plan Medium-Term Business Plan
FY2004
Progress in 4 Management Issues
Commencement of Repayment of Public Funds
Completion of IT Systems Integration
End of the NPL issue & Resolution of Financial Issues
Acceleration of Cost Reduction Efforts
March 2003
Business Reorganization & Capital Raising of Approx. JPY 1.1Tn
April 2002
Establishment of Mizuho Bank and Mizuho Corporate Bank through Corporate Splits and Mergers
Mizuho Stock Price* (JPY)
Jan. 31, 2006 960,000
Sep. 30, 2005 722,000
Mar. 31, 2005 507,000
Mar. 31, 2004 448,000
Apr. 28, 2003 58,300
Lowest price since listing (during trading hours)
Mar. 31, 2003 96,800
Mar. 31, 2002 302,000

* Closing price on TSE. The stock price of Mizuho Holdings, Inc. until March 5, 2003

"Mizuho with Financial Soundness"

■ Established a top level financial strength among Japanese Mega Banks

NPL Balance (Disclosed Claims under Financial Reconstruction Law)


(JPY Tn)
(Aggregate of Group Banks)
Disclosed Claims under the Financial Reconstruction Law
NPL Ratio (right axis)
5.0
4.0
3.0
2.0
1.0
0.0
6.0%
4.0%
2.0%
0.0%
4.78
3.19
1.49
1.29
1.24
1.40
2.48
6.2%
4.4%
2.1%
1.8%
1.7%
2.5%
2.7%
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005
Dec. 2005
SMFG
MUFG
(Sep. 2005)

Net Deferred Tax Assets (DTAs)


(JPY Tn)
(Consolidated)
Net DTAs
Net DTAs/Tier1 Ratios
3.0
2.0
1.0
0.0
60%
40%
20%
0%
2.12
1.33
1.00
0.75
0.41
1.36
0.96
60.8%
33.8%
24.0%
19.6%
9.4%
36.5%
14.4%
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005
Dec. 2005
SMFG
MUFG
(Sep. 2005)

Preferred Shares of Public Funds


(JPY Bn)
Convertible
Non-Convertible
All Convertible
2,000
1,500
1,000
500
0
1,949
1,466
850
600
1,100
820
Initial Balance
Mar. 2005
Sep. 2005
Dec. 2005
SMFG
MUFG
(Dec. 2005)

Unrealized Gains on Other Securities*


(JPY Bn)
(Consolidated)
2,000
1,500
1,000
500
0
353
646
1,303
2,061
898
2,117
Sep. 2003
Sep. 2004
Sep. 2005
Dec. 2005
SMFG
MUFG
(Sep. 2005)

* The base amount to be recorded directly to Shareholders' Equity

(Source) Bank Disclosures

Enhancement of Top-line Growth

Increasing Earnings at the Third Quarter of FY2005 (Apr.1~Dec.31,2005)

■ Consolidated Gross Profits increased by JPY120Bn from the same period of FY2004

Consolidated Gross Profits



(JPY Bn)
Net Interest Income
Non-Interest Income
(Consolidated)
1,500
1,250
1,000
750
500
250
0
1,429
608
820
+120
1,549
772
776
1Q-3Q FY2004
1Q-3Q FY2005

Consolidated Net Business Profits*



(JPY Bn)
(Consolidated)
600
400
200
0
624
744
1Q-3Q FY2004
1Q-3Q FY2005

Summary of 1Q-3Q of FY2005

(JPY Bn , Consolidated)

	1Q-3Q FY2005	Changes from 1Q-3Q FY2004
Consolidated Gross Profits	1,549	+120
G&A Expenses	-817	+21
Consolidated Net Business Profits*	744	+119
Credit Costs	52 **	+92
Ordinary Profits	745	+278
Net Income	581	+243 ***

* Consolidated Gross Profits + G&A Expenses (Excluding Non-recurring Losses)+ Equity in Income from Investments in Affiliates and other consolidation adjustments

** Credit Costs is a gain of JPY52Bn due to decreases in costs related to write-offs and reversal of reserves

*** Excluding special factor of Supreme Court's judgment regarding CB's write-off of credits against Japan Housing Loan, Inc. from 1Q-3Q of FY2004

Increasing Earnings in the New Stage of Growth

- Gross Profits increased mainly due to the strong growth in Non-Interest Income
- Loan balance hit the bottom and started to grow even in the domestic market

Gross Profits


(JPY Bn)
(3 Banks)
1,100
700
0
1,179
1,244*
413
766
512
732*
Non-Interest Income
Net Interest Income
1Q-3Q FY2004
1Q-3Q FY2005

Net Fee and Commission Income


(JPY Bn)
(3 Banks)
150
100
50
0
127
141
146
168
(Oct.-Dec.) 63
171
(Oct.-Dec.) 83
1H 2H FY2003
1H 2H FY2004
1H 2H FY2005

Loan Balance (Excluding trust account)


(JPY Tn)
Domestic
Overseas & Offshore
(3 Banks)
65
60
55
0
3.7
59.0
4.1
58.0
4.5
55.3
5.9
57.5
Jun.2004
Dec.2004
Jun.2005
Dec.2005

Net Income


(JPY Bn)
(3 Banks)
600
400
200
0
294**
555*
1Q-3Q FY2004
1Q-3Q FY2005

* Excluding dividends from the financial subsidiaries for corporate revitalization

** Excluding special factor of Supreme Court's judgment regarding CB's write-off of credits against Japan Housing Loan, Inc.


Enhancement of Top-line Growth
Increasing Non-Interest Income from Customer Groups
Key drivers for the growth come from solutions, retail and international businesses
(3 Banks)
(JPY Bn)
250
200
150
100
50
0
1H FY2004
2H FY2004
1H FY2005
% Changes from 1H FY2004
+24%
+43%
+10%
+31%
+36%*1
1H FY2005 Results (Change from 1H FY2004)
Solutions Business-related + JPY 13Bn
Syndicated Loans, Commitment Lines, Investment Banking, Securities-related Commission
Sale of Investment Trusts & Individual Annuities + JPY 5Bn
Settlement, Foreign Exchange + JPY 8Bn
International Business + JPY 6Bn
Trust and Asset Management (Mizuho Trust & Banking): + JPY 11Bn*1
*1: Includes +JPY 5Bn due to change in accounting standards in 1H FY2005
Other - JPY 12Bn*2
*2: Includes + JPY 15Bn effect from securitization of housing loans in 1H of FY2004
Total: + JPY 41Bn*3
*3: After adjustments for the above special factors
Full-year FY2005 Revised Profits Plan (Change from FY2004)
+ JPY 39Bn
+ JPY 17Bn
+ JPY 13Bn
+ JPY 16Bn
+ JPY 10Bn
Total: + JPY 95Bn
Note:
1. The above data are based on the managerial accounting for each described item, and represent "Customer Groups" figures
2. Figures in FY2005 estimates reflect the new managerial accounting rules applied from FY2005

Medium-Term Business Plan

■ Further increase top-line earnings by investing management resources into the retail banking business and other areas of growth



Profit Plan (3 Banks)
(JPY Bn)
2,500
2,000
1,500
1,000
500
0
-500
-1,000
FY2004 (Actual)
FY2007 (Plan)
Gross Profits*
Expenses
Global Retail Group
Global Corporate Group
Global Asset & Wealth Management Group
Base Expenses
Strategic Expenses

	FY2004 (Actual)		FY2007 (Plan)
Expense Ratio	50.9%	→	Approx.41%
Net Business Profits	JPY800Bn	→	JPY1,180Bn
Consolidated Net Income	JPY318Bn**	→	JPY650Bn

* Gross Profits before credit costs for trust accounts
** Excluding special factor of Supreme Court's judgment regarding CB's write-off of credits against Japan Housing Loan, Inc.

■ Gross Profits: +JPY 380Bn, 23% increase
(FY2007(plan) over FY2004(actual))

- **Global Retail Group**
  - Gross Profits: +JPY 250Bn, 27% increase
  - Expense Ratio: 61% (FY2004) → approx. 45% (FY2007)
- **Global Corporate Group**
  - Gross Profits: +JPY 100Bn, 17% increase
  - Non-Interest Income Ratio: 33%(FY2004)→approx.45%(FY2007)
- **Global Asset & Wealth Management Group**
  - Gross Profits: +JPY 32Bn, 21% increase

■ G&A Expenses: Strategic Expenses for growth will be offset by further reduction in Base Expenses

- **Further reduction in Base Expenses: Approx.-JPY103Bn** (FY2007(plan) over FY2004(actual))
  - Reduction in development, operating and outsourcing costs for IT systems, as a result of the IT systems integration
- **Strategic Expenses for measures to increase profits: Approx. JPY107Bn** (FY2007)
  - Establish framework for consulting businesses and reform branch network and channels
  - Expand the syndicated loan business
  - Promote IT systems investments

<Economic Assumptions>	FY2005	FY2006	FY2007
Real GDP	1.5%	1.8%	2.0%
3M TIBOR	0.09%	0.3%	0.6%
10 Year JGB (Newly Issued)	1.5%	1.8%	2.0%

Strategic Focuses of Global Groups

Global Retail Group

Mizuho Bank

Retail Banking

Increase Profitability of "Mass-Retail Transactions"
Increase MMC membership

Strengthen Loan Business for Individuals
Increase Captive Loans and housing loans

Promote Business with Enhanced Consulting Functions
Increase sales of investment products

Strengthen Channel Network
Open approx. 100 new type (retail only) branches

Corporate (SME) Banking

Increase Loans to Middle Credit Risk Corporations
Increase loans with higher risk-adjusted returns

Increase Loans to Small Corporations
Increase loans originated through Business Finance Centers

Promote Solutions Business
Increase Non-Interest Income by enhancing solutions business

Global Corporate Group

Mizuho Corporate Bank

Expand Syndicated Loan Business
Establish a market-oriented indirect financing model

Enhance Investment Banking Business
Strengthen financing arrangements in leveraged finance for M&A, corporate revitalization, etc.

Enhance Overseas Operations
Increase Customer Base and Network

Mizuho Securities

Expand Equity Related Business

Global Asset & Wealth Management Group

Mizuho Trust & Banking

Increase Profits from Trust & Asset Management Business
Proactively allocate resources to growth areas

Pursue Group Synergies
Utilize trust banking agents

Mizuho Private Wealth Management

Provide Comprehensive and Integrated Services (Nov.2005~)
Established a full-fledged private banking company

Business Strategies for Retail Banking

- Medium-Term Plan in Retail Banking
- Enhancement of Profitability of "Mass-Retail Transactions" & Strengthening of Loan Business for Individuals
- Promotion of Business with Enhanced Consulting Functions
- Strengthening of Channel Network
- Long-Term Image of Profit Structure

Medium-Term Plan in Retail Banking

Gross Profits




Sales of Investment Products
MMC-Related
Other*
Loans to Individuals
Effect of interest rates rise
(JPY Bn)
400
300
200
100
0
FY2004
FY2007 (Plan)

The early achievement of the Medium-Term Plan



	Strengthening of marketing	Improvement of products
MMC-Related	· Increase "Mizuho Mileage Club" (MMC) members	· Increase MMC card usage
Loans to Individuals	· Increase Housing Loan Centers and RMs** · Increase "Captive Loans" · Strengthen sales to employees of corporate customers	· Strengthen sales of "Flat 35" · Release new card loan products
Sales of Investment Products	· Deploy 2,000 Financial Consultants · Increase "Premium Salons" · Increase "Planet Booths"	· Strengthen lineup of investment products · Enhance "Mizuho Premium Club" (MPC)

+
Differentiation through more sophisticated marketing
Strengthening of Alliances
Strengthen marketing with Orient Corporation (Orico), Credit Saison (Saison), MMC partners and other alliance companies
Channel Network
· Promote "Area Branch System"
· Significantly expand market coverage by opening new branches

Establish medium/long-term high-profit structure
➡ Achieve sustainable competitive advantage

* FY2004 includes the special factor of income from the securitization of housing loans (JPY 15.9bn) **Relationship Management Staffs

Enhancement of Profitability of "Mass-Retail Transactions" & Strengthening of Loan Business for Individuals

Mizuho Mileage Club

Number of MMC members



Thousand of People
1,500
1,000
500
0
Sep.2005: 790Thousand
Dec.2005: 1,100Thousand
Sep.2004
Mar.2005
Sep.2005
Dec.2005
Mar.2006 (Plan)

- Increase MMC membership
  - ➢ Increase new members by utilizing know-how of Credit Saison and UC Card, and by expanding sale channels
  - ➢ Improve convenience and functions by increasing the affiliated partners

Strengthened Alliance with Credit Saison and Integration & Reorganization of Card Business



Promote Alliance
Mizuho Bank
Comprehensive Strategic Business Alliance (Dec. 2004)
Other Credit Card Companies
Outsourcing Aggregation
New UC Card
Card Issuance
Member Store Management
Processing
Next-Generation Computer System
Integration
Aggregation
Outsourcing
Credit Saison
Card Issuance
Member Store Management
Processing

Loans to Individuals

Unsecured Loans to Individuals

- Promote Captive Loans in alliance with Orico
- Issue new card loans in alliance with Orico



(JPY Bn)
1,000
500
0
Other Unsecured Loans
Captive Loans
Mar.2005
Mar.2006 (Plan)
Mar.2007 (Plan)
Mar.2008 (Plan)

Housing Loans

- Increase housing loans through developer channel and sales branch channel
- Promote "Flat 35": securitization type housing loans in alliance with Government Housing Loan Corporation



(JPY Tn)
12
11
10
9
8
0
Flat 35
Sep.2005
Mar.2006 (Plan)
Mar.2007 (Plan)
Mar.2008 (Plan)

Promotion of Business with Enhanced Consulting Functions

■ Focus on increasing sales of investment products by enhancing consulting capabilities to more than 800 thousand Targeted Customers



Customer Segmentation by AUM*
More than 800 thousand Targeted Customers
JPY500M or more
JPY100M or more
JPY10M or more
Channel
Mizuho Private Wealth Management
Dedicated private banking department
Mizuho Bank Private Banking Office



Balance of Investment Products
(JPY Tn)
5
4
3
2
1
0
Foreign Currency Deposits
Investment Trusts (excluding MMF& Gov. Bond Funds)
Individual Annuities
*Calculated at the same foreign exchange rate
Sep. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

Enhancement of Consulting Services at Branches

Branches

	Mar. 2005	Sep. 2005	Mar. 2006 (Plan)
Financial Consultants (FCs)	893	1,322	2,000**
Premium Salons (Consulting Booths)	26	100	175
Planet Booths***	41	60	100

* AUM: Financial asset under management
** 1,500 qualified FCs and 500 external recruits
*** Joint branches with Mizuho Investors Securities

Strengthening of Channel Network (1)

■ Achieve marketing best suited to the market and Pursue efficiencies

Introduce "Area Branch System" (August 2005)

Open approx. 100 New Type (Retail Only) Branches by around the end of March 2008*

* Business Revitalization Plan basis

[Current Branch Network]


Full Service Branch
Full Service Branch
Full Service Branch
Full Service Branch
Uncovered-Area

[New Branch Network]


Centralization of Operations & Back Office Functions
Area Core Branch (Full Service Branch)
Optimization of Scale Reform of Branch Format
Area Member Branch
Area Member Branch
Area Member Branch
Area Member Branch
Optimization of Scale
Open New Branches in Previously Uncovered Area
(Starting from Mar. 2006)

- Reassemble the Branch Network into "Area Core Branches" and "Area Member Branches"
- Promote mutual cooperation and supplementation between "Area Core Branches" and "Area Member Branches"
- Improve market coverage and ability to capture new market sectors by opening new type (retail only) branches
- Develop a unique "branch model" that utilizes retail and distribution business expertise

Strengthening of Channel Network (2)

New Type (Retail Only) Branch

- Specialize in sale of high-profit products for customer needs for life events
- Provide a high-quality one-to-one consulting service by FCs and RMDB*



Branch Concept focused on Consulting Services

(*Relationship Marketing Database)

- **Spacious branches and customer oriented business hours**
  - Combine hospitality and convenience in both décor and service
  - Set branch office hours according to customer needs
- **Provide products suitable for the branch location**
- **Establish opportunities for customers to get to know finance and provide support for objective decisions**
  - Provide an opportunity for customers to voluntarily come in contact with financial and banking information
- **Provide accurate advices suitable for customer profile**
  - Dedicated FCs for each individual customer provide solutions that meet customer needs

Location

- Define target customers and branch format according to the location
- Create a quantitative decision-making procedure for opening branches based on internal data and external statistical data

Effective layout that provides hospitality and convenience

[Image of Branch (Example)]


Office Space
Safe
Shelves
TV
WEB
WEB
Consulting Rooms
Reception Counter
ATM
ATM

Long-Term Image of Profit Structure

- MMC improves profitability of Mass-Retail Customers and enhances credit card business
- Shifting from deposits to investments presents significant business opportunities

Individuals' financial assets in Japan



(JPY Tn)
1,500
1,200
900
600
300
0
1,362
1,411
1,422
1,454
63
65
63
65
377
378
383
387
78
119
123
142
28
34
38
45
40
35
39
42
776
780
776
774
Others
Insurance & pension
Stocks
Investment trusts
Bonds
Cash & deposits
Mar.2003
Mar.2004
Mar.2005
Sep.2005

Source: Bank of Japan

Image of changes to profit structure



Profit
Time
Shift Mass-Retail Customers to Targeted Customers*
Enhance consulting business to Targeted Customers *
Expand cross-selling of investment products to the customers under alliances
Sales of Investment Products
Loans to Individuals
Promote Credit Card Usage
Enhance credit card business
MMC
Expand MMC membership
Effect of interest rate rise

* Customers who have over JPY10M assets under management in Mizuho Bank

Capital Management

Disciplined Capital Management

Top-line Growth & Completion of Repayment of Public Funds  **Pursuit of Consistent Disciplined Capital Management**

Capital management in view of major global banks

Top U.S. and European banking groups realize high level returns to shareholders



Payout Ratios* of top five aggregate market capitalization European and U.S. banks (average values for FY00 - FY04)
120%
100%
80%
60%
40%
20%
0%
Citigroup
Bank of America
HSBC
Wells Fargo
RBS

* Total Shareholder Returns (Total Common Stock Dividends Paid + Total Share Buybacks) / Net Income (excluding Dividends Paid on Preferred Shares)

Returns to Mizuho shareholders

			Ratio of Shareholder Return***
FY2004 (Actual)	Public Fund Preferred Shares Repurchased:	JPY 499.9 Bn	91.7%
	Dividends Paid**:	JPY 75.8 Bn	
FY2005 (Estimates)	Public Fund Preferred Shares Repurchased:	JPY 943.6 Bn	77.1%
	Dividends to be Paid**:	JPY 74.0 Bn	
	Sale of Treasury Stock:	-JPY 531.6 Bn	

** Common Stock Dividends (to be) Paid + Private Preferred Stock Dividends (to be) Paid + Public Fund Preferred Stock Dividends (to be) Paid

*** (Public Funds Preferred Shares Repurchased + Dividends (to be) Paid – Sale of Treasury Stock) / Consolidated Net Income
(Dividends Paid and Consolidated Net Income for FY2005 are based on earnings estimates for FY2005)

Full Repayment of Public Fund Preferred Shares

- Completed repurchasing of all convertible public fund preferred shares in order to avoid dilution and improved the quality of capital
- Aim to complete full repayment of remaining public funds (non-convertible preferred shares) during FY2006

Repayment of Public Fund Preferred Shares (Outstanding Balance)



(JPY Bn)
2,000
1,500
1,000
500
0
Convertible
Non-Convertible
1,349
600
866
600
250
600
600
Mar.2004
Mar.2005
Sep.2005
Dec.2005

Improvement in the Capital Quality (Composition of Tier 1 Capital)



(JPY Bn)
5,000
4,000
3,000
2,000
1,000
0
Preferred Securities
Public Funds
923
1,949
1,068
927
1,466
1,777
942
850
2,069
955
600
2,834
Tier1 Capital
Mar.2004
Mar.2005
Sep.2005
Dec.2005

Achieved

- Eliminated potential dilution effects
- Paid less than 5% of premium on total of JPY1,949Bn Public Fund Preferred Shares

Repurchased Amount of Preferred Shares	Premium paid
Repurchased price basis: JPY1,443.6Bn	+JPY94.6Bn
Issued price basis: JPY1,349.0Bn	

To Resolve

- Restoring flexibility in management strategy and reducing dividend burden of Preferred Shares

Details of Remaining Preferred Shares

Series/Classes	Amount	Type
4th Series/ Class IV	JPY300Bn	Non-convertible (Dividend: 2.38% p.a.)
6th Series/ Class VI	JPY300Bn	Non-convertible (Dividend: 2.10% p.a.)

- The remaining public fund preferred shares are non-convertible type so that the repurchase and cancellation of them are not affected by stock price.
- Net Income for FY2005 of Mizuho Financial Group (non-consolidated) is estimated at JPY 790Bn, due in part to recording of extraordinary gains (approx. JPY 650Bn) associated with the group reorganization in October.
  → Secured resources for repurchase and cancellation during FY2006

Capital and Dividend Policies

■ Priority list for capital management

1. Completion of repayment of public funds → Aim to complete the repayment of public funds by the end of FY2006
2. Remaining treasury stock held by Mizuho Financial Strategy (392 thousand shares) → Aim to repurchase and cancel the remaining treasury stock periodically after the completion of repayment of public funds
3. Convertible preferred shares issued to the private sector (JPY 943.7Bn: Conversion period to commence from July 2008) → Consider to eliminate dilutive effects after the commencement of conversion period

■ Review Dividend Policy in balance with pursuit of growth opportunities

- Flexibly make dividend payments & conduct share repurchases → Aim to manage with the intent to provide returns to shareholders
- Strengthen capital base to support our growth strategies → Aim to raise our consolidated Tier 1 capital ratio to 7% over time

In Closing

Mizuho's statements contained in this material of the current expectations are forward-looking statements subject to significant risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, further declines in the value of equity securities or real estate, further deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives.

Exhibit A-11

MIZUHO

Channel to Discovery

Interim Report 2005

(For the Six Months ended September 30, 2005)

Mizuho Financial Group, Inc.

2005 Mizuho Financial Group Interim Report

Financial Highlights of Mizuho Financial Group, Inc. (Consolidated)

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
Total Income	¥ 1,766,309	¥ 3,455,653	¥ 1,675,631	$ 15,602,059
Total Expenses	1,272,029	2,512,594	1,246,550	11,236,015
Income before Income Taxes and Minority Interests	494,279	943,059	429,080	4,366,044
Net Income	338,590	627,383	233,941	2,990,818
Cash Dividends*	—	79,929	—	—

*Non-consolidated basis.

At September 30, 2005 and 2004, and March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
Total Assets	¥ 146,887,998	¥ 143,076,236	¥ 139,327,169	$ 1,297,482,545
Securities	38,447,107	36,047,035	33,267,393	339,608,759
Loans and Bills Discounted	63,811,414	62,917,336	64,296,977	563,655,280
Deposits	80,402,985	80,368,058	76,049,315	710,210,987
Total Shareholders' Equity	¥ 3,683,283	¥ 3,905,726	¥ 3,537,597	$ 32,534,963

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Yen			U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
Per Share of Common Stock				
Net Income	¥ 31,219.12	¥ 54,625.61	¥ 21,706.24	$ 275.76
Cash Dividends per Share*				
Common Stock	—	3,500	—	—
Preferred Stock				
Second Series Class II Preferred Stock	/	8,200	—	/
Third Series Class III Preferred Stock	/	14,000	—	/
Fourth Series Class IV Preferred Stock	—	47,600	—	—
Sixth Series Class VI Preferred Stock	—	42,000	—	—
Seventh Series Class VII Preferred Stock	—	11,000	—	—
Eighth Series Class VIII Preferred Stock	/	8,000	—	/
Ninth Series Class IX Preferred Stock	/	—	—	/
Tenth Series Class X Preferred Stock	/	5,380	—	/
Eleventh Series Class XI Preferred Stock	—	20,000	—	—
Twelfth Series Class XI Preferred Stock	/	—	—	/
Thirteenth Series Class XIII Preferred Stock	—	30,000	—	—

*Non-consolidated basis.

At September 30, 2005 and 2004, and March 31, 2005	September 30, 2005	March 31, 2005	September 30, 2004
Capital Adequacy Ratio			
Risk-based Capital Ratio (BIS Capital Ratio)	10.73%	11.91%	11.86%

Ratings

At December 31, 2005	R&I		JCR		Moody's		Standard & Poor's		Fitch	
	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
Mizuho Financial Group, Inc.	A−	a-1	—	—	—	P-1	—	—	—	—
Mizuho Corporate Bank, Ltd.	A	a-1	AA−	—	A1	P-1	A	A-1	A	F1
Mizuho Bank, Ltd.	A	a-1	AA−	—	A1	P-1	A	A-1	A	F1
Mizuho Trust & Banking Co., Ltd.	A	a-1	A+	—	A1	P-1	A	A-1	A	F1
Mizuho Securities Co., Ltd.	A	a-1	AA−	J-1+	A1*	P-1*	—	—	—	—
Mizuho Investors Securities Co., Ltd.	—	—	—	J-2	—	—	—	—	—	—

*Credit ratings for EMTN programme (Joint Medium-term Note Programme with Mizuho International, based on keepwell agreement with Mizuho Corporate Bank)

A Message from the President & CEO of Mizuho Financial Group, Inc.



Advancing into a New Phase of Our Management Strategies

Based on our awareness that we have entered a new phase in the management strategies of Mizuho and are aiming to win the support of our customers, we have started to implement a new business strategy—the "Channel to Discovery" Plan—from the current fiscal year. Under this new plan, we are focusing on expanding our top-line growth by aggressively investing corporate resources in new growth business areas and accelerating the repayment of public funds.

One of the key pillars of our new management plan is our Business Portfolio Strategy, which entails realigning Mizuho's group activities into three global groups based on customer needs: namely, the Global Retail Group, the Global Corporate Group, and the Global Asset & Wealth Management Group. We have created earnings models that maximize the advantages of each of these three groups.

Our Global Retail Group will continue to position sale of investment products through enhanced consulting functions and loans to individuals as strategic business areas within the retail banking market and work to expand customer transactions through enhancing the services of the Mizuho Mileage Club. For small and medium-sized enterprises and middle market corporations, the Global Retail Group is aiming to expand its balance of loans, principally to middle credit risk corporations, and increase non-interest income by promoting its solutions businesses.

To respond effectively to the needs of large corporations and multinationals, our Global Corporate Group is leveraging the comprehensive capabilities of our worldwide corporate banking and wholesale securities businesses to offer high-value-added products and services, including syndicated loan arrangements and securities and investment banking activities.

Our Global Asset & Wealth Management Group is working to strengthen our trust and asset management business for individual and corporate customers while realizing further synergies with other Mizuho group companies. In November 2005, Mizuho Private Wealth Management, Japan's first full-fledged private banking company, started its operations.

A Message from the President & CEO of Mizuho Financial Group, Inc.

Another pillar of our "Channel to Discovery" Plan is our Corporate Management Strategy, which aims to secure transparency in corporate governance and to further enhance confidence among investors. In line with this strategy, we are moving ahead with preparations for listing our stocks on the New York Stock Exchange as early as feasible. In addition, we fully recognize the importance of basing corporate action and behavior on the principles of corporate social responsibility (CSR) to create new corporate value and facilitate future development. Accordingly, we have formed the CSR Committee and will significantly step up our CSR-related activities, including environmental initiatives and support for promoting financial education. Moreover, we are implementing a strategy to establish the Mizuho brand as one that is appropriate for a leader among the world's financial groups.

Aiming for Full Repayment of Public Funds

The implementation of our new management strategy delivered strong results for the first half of fiscal 2005, including steady expansion of our top-line profits—the primary focus of our management efforts. During the six months ended September 30, 2005, consolidated Net Income increased ¥104.6 billion over the same period of the previous fiscal year, to ¥338.5 billion. In addition, we continued our initiatives of the previous fiscal year to further improve our financial soundness, and, at the end of September 2005, the ratio of non-performing loans to total claims had declined to the 1% range. Our BIS Capital Adequacy Ratio stood at a sufficient level of 10.73% as of September 30, 2005, even after the repayment of public funds of ¥616.4 billion for the first half. Also, along with the decrease in Net Deferred Tax Assets, the quality of our capital has shown further improvement. We plan to pay a dividend of ¥3,500 per share of Common Stock for the current fiscal year. Moreover, we are scheduled to make dividend payments on Preferred Stocks as prescribed.

As a consequence of the repayment of public funds including that of ¥250.0 billion in October 2005, made possible by steadily accumulating retained earnings through stable profit base, we have repaid ¥2,349.0 billion, or approximately 80%, of total public funds. The remaining balance of ¥600 billion in public funds consists entirely of non-convertible type Preferred Stocks. We plan to complete the repayment of public funds during fiscal 2006, while continuing to maintain sufficient financial soundness through steady accumulation of retained earnings.

To strengthen our capital base and support our growth strategy going forward, in November 2005, we conducted an offering of more than ¥500 billion of the Common Stock of Mizuho Financial Group, Inc. (MHFG) held by Mizuho Financial Strategy (MHFS, formerly Mizuho Holdings). Following the planned full repayment of the public funds, we intend to repurchase and cancel the remaining Common Stocks of MHFG held by MHFS periodically, giving due regard to our financial condition and other factors.

We are fully committed to moving forward steadily with the implementation of our "Channel to Discovery" Plan, with the objectives of becoming "a financial partner that helps customers shape their future and achieve their dreams," further strengthening our competitiveness and profitability, and increasing our corporate value. I sincerely look forward to your continuing support.

January 2006



Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.

Advancing into a New Phase of Our Management Strategies

We advanced into a new phase in our management strategies and deployed our new business strategy, called the "Channel to Discovery" Plan, in which we focus on enhancing our top-line growth (expansion in Gross Profits), while accelerating the repayment of public funds.

Earnings Performance

Our top line profits, the strengthening of which has been the primary focus of our management efforts, steadily increased, while we accelerated the reduction of General and Administrative Expenses.

Moreover, due mainly to low and stable Credit-related Costs and steady increase in profits for our group companies, our consolidated Net Income for the first half of fiscal 2005 amounted to ¥338.5 billion, an increase of ¥104.6 billion compared to the same period of the previous fiscal year.

There was a notable improvement in our interim Return on Equity (ROE), which rose to 17.7% (annualized basis). In addition to our good profit performance, this improvement was also due to the repurchase and cancellation of Preferred Stocks of public funds.

◎ Steady Enhancement of Top-Line Growth and Reduction of Expenses

With regard to Non-interest Income, in our business with corporate customers, fee income from our solutions businesses increased as well as profit base in foreign exchange and overseas businesses steadily expanded. In our business with individual customers, fee income related to investment trusts and individual annuities increased as a result of expansion in sales of investment products.

Net Interest Income continued to decrease, due in part to the effects of the decrease in loans during the previous fiscal year. As for the loan balance, however, our domestic loans bottomed out and expanded in the first half of fiscal 2005, in addition to an increase in overseas lending. The main factor contributing to this increase in our domestic loans was an increase in our loans to middle credit risk corporations and our personal loans, both of which are business areas we have focused on from the previous fiscal year, and this increase was also supported by the improvement in the domestic economy.

With regard to General and Administrative Expenses, as a result of the completion of Mizuho Bank's IT systems integration in December 2004, "base expenses," especially IT-related expenses, further decreased. On the other hand, "strategic expenses" were allocated to growth business areas, such as the strengthening of the consulting framework in our individual customer market, and have contributed to an increase in our top-line profits. As a result of these and other developments, Mizuho's Expense Ratio, excluding impact of dividends received from the financial subsidiaries for corporate revitalization, improved 5.6 percentage points and declined to 47.6%.

Increase in Net Fee and Commission Income
(the Three Banks)


(Billions of yen)
200
150
100
0
Fiscal 2003
First half Second half
Fiscal 2004
First half Second half
Fiscal 2005
First half
The first half-year Net Fee and Commission Income
¥127.0 bn.
¥146.5 bn.
¥171.6 bn.

Decrease in General and Administrative Expenses
(the Three Banks)


(Billions of yen)
450
400
0
Strategic expenses (¥11.6 bn.)
Base expenses (¥392.4 bn.)
Fiscal 2003
First half
Fiscal 2004
First half
Fiscal 2005
First half
General & Administrative Expenses
¥437.6 bn.
¥420.5 bn.
¥404.0 bn.

Advancing into a New Phase of Our Management Strategies

Further Improvement in Financial Soundness

Even after the repayment of public funds, our BIS Capital Adequacy Ratio was sustained at a sufficient level of 10.73% as of September 30, 2005.

Our Net Deferred Tax Assets to Tier 1 Capital Ratio at 19.6% and our Non-performing Loan Ratio at 1.85% demonstrate further improvement in our financial soundness.

*The Three Banks: Mizuho Corporate Bank + Mizuho Bank + Mizuho Trust & Banking + their financial subsidiaries for corporate revitalization.

Disciplined Capital Management

Repayment of Public Funds:

Repayment of More Than 80% of Public Funds

We repurchased and cancelled Preferred Stocks of public funds amounting to ¥616.4 billion in August 2005 and ¥250.0 billion in October 2005 on an issued-price basis.

As a result, the aggregated amount we repaid was ¥2,349.0 billion, or approximately 80% of the initial amount of ¥2,949.0 billion (Preferred Stocks of ¥1,949.0 billion and Subordinated Bonds of ¥1,000.0 billion), and we have steadily improved the quality of our capital.

Repayment of Public Funds


(Trillions of yen)
3
2
1
0
Subordinated Bonds
Preferred Stocks
Repaid more than 80%
Original amount
March 2005
September 2005
December 2005
Public funds
¥2,949.0 bn.
¥1,466.4 bn.
¥850.0 bn.
¥600.0 bn.

As we gave priority to canceling convertible Preferred Stocks in order to avoid dilution, the only and remaining Preferred Stocks of ¥600.0 billion public funds are all non-convertible type.

We aim to complete full repayment of the remaining public funds by the end of fiscal 2006, while maintaining a sufficient financial soundness through the steady accumulation of retained earnings.

Secondary Offering of Common Stock of Mizuho Financial Group, Inc. (MHFG)

In November 2005, by means of a global offering, we conducted an offering in the scale of more than ¥500 billion of MHFG's Common Stock held by Mizuho Financial Strategy (MHFS) (formerly Mizuho Holdings). This offering will contribute mainly to enhancing the group's capital base to support future growth strategies.

With regard to the remaining Common Stocks of MHFG held by MHFS after the offering, our aim is to repurchase and cancel such stocks periodically, after the completion of our intended full repayment of the public funds, taking our financial condition and other factors into consideration.

Trends in MHFG's Stock Prices

Our strong profit performance and improved financial soundness have been reflected in our stock prices.


(Trillions of yen)
(Thousands of yen)
15
10
5
0
1,000
700
400
0
Stock prices (TSE* closing prices)
Market capitalization
The end of March 2005
The end of September 2005
The end of December 2005
Stock prices (TSE* closing prices)
¥507,000
¥722,000
¥936,000
Market capitalization
¥6.1 tn.
¥8.7 tn.
¥11.2 tn.
*TSE:Tokyo Stock Exchange

Pursuing the "Channel to Discovery" Plan

In April 2005, we launched our new business strategy "Channel to Discovery" Plan. As action plans of this, we are developing "Business Portfolio Strategy" as well as "Corporate Management Strategy."

A New Dimension to our Business Portfolio Strategy

To pursue our Business Portfolio Strategy, we have realigned our business into three global groups according to our customers' needs. These groups are the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. We are building a new business model by maximizing the advantages of each group.

Management Structure of Mizuho


Mizuho Financial Group, Inc. (MHFG)
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd. (MHCB)
Mizuho Bank, Ltd. (MHBK)
Mizuho Trust & Banking Co., Ltd. (MHTB)
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd. (MHFS)
Mizuho Research Institute Ltd. (MHRI)
Mizuho Information & Research Institute, Inc. (MHIR)
Mizuho Securities Co., Ltd. (MHSC)
Mizuho Investors Securities Co., Ltd. (MHIS)
Trust & Custody Services Bank, Ltd. (TCSB)
Asset management companies (DKA, FIMCO, DIAM)
Shinko Securities Co., Ltd.
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.

(As of December 31, 2005)

◎*Pursuing the "Channel to Discovery" Plan*

Strategies of the Three Global Groups

The Global Corporate Group

Through close cooperation between the global corporate banking sector and the wholesale securities sector, the Global Corporate Group provides highly-specialized and cutting-edge products and services, which leverage our comprehensive financial capabilities and meet the needs of large/global corporations.

<Strategies of MHCB>

- MHCB is working to enhance its business globally in order to meet its customers' requirements for internationally competitive services.
- It is offering a wide range of financial services on a continuous, multi-faceted basis by leveraging the financial service strengths of the entire group, as well as through alliances with foreign investment banks, equity funds and other companies.
- It is proactively using syndicated loans to meet its customers' financing needs, and is working through a specialist section to expand the newly evolved loan trading market.

<Strategies of MHSC>

- MHSC aims to become a market leader in the securities and investment banking business by strengthening its equity-related business, principal finance and other measures.

The Global Retail Group

The Global Retail Group provides high-quality products and services on a global scale through close cooperation with leading domestic and international companies in response to the increasingly diverse and global needs of individuals, SMEs and middle market corporations.

<Strategies of MHBK>

For Individual Customers

- MHBK continues to have a strategic focus on its consulting and loan businesses aimed at the individual customer, and will respond to its customers' diverse needs by establishing a 2,000-strong force of financial consultants and developing new loan products.
- It intends to improve security measures including the increased adoption of IC cards.
- It is further enhancing the functions of its "Mizuho Mileage Club" membership service, in order to expand businesses dealings with mass-retail customers.

For SMEs and Middle Market Corporations

- It aims to be No.1 in terms of market share and provision of the best solutions, by strengthening its loan business and increasing its non-interest income through the promotion of business solutions.

Business Collaborations with Top U.S. Banks

- It aims to swiftly and efficiently offer products and services of a high global quality to its customers through business collaborations with top U.S. banks.

<Reorganization of Strategic Retail Subsidiaries>

- In pursuit of further synergies in the retail market business, the two strategic retail subsidiaries, UC Card and Mizuho Capital, which were under MHFG in the previous fiscal year, have been reorganized as subsidiaries of MHBK.

Pursuing the "Channel to Discovery" Plan

The Global Asset & Wealth Management Group

The Global Asset & Wealth Management Group provides top-level products and services globally, in response to its customers' increasingly diverse and sophisticated needs in the business areas of trust and custody, as well as private banking.

<Strategies of MHTB>

- MHTB plans to take advantage of the new business opportunities, which are likely to arise due to the amendments to Japan's Trust Business Law and other laws.
- Through collaboration with one of the top U.S. banks, it is enhancing its asset management and asset administration capabilities.

<Establishment of Mizuho Private Wealth Management>

- Mizuho Private Wealth Management, Japan's first fully-fledged private banking company, has commenced operations. It provides the same type of comprehensive and integrated services as those found in the U.S. and Europe, in compliance with Japanese legal regulations.

Reorganization of Mizuho Holdings into a New Advisory Company

In October 2005, we reorganized Mizuho Holdings (MHHD) into Mizuho Financial Strategy (MHFS), a new advisory company that provides advice to financial institutions. MHFS has integrated MHHD's expertise in group management as a bank holding company, with Mizuho Advisory's expertise in the area of corporate revitalization.

Completion of the Role of Financial Subsidiaries in Corporate Revitalization

Four financial subsidiaries—Mizuho Corporate, Mizuho Global, Mizuho Project, and Mizuho Asset—terminated operations, and Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking merged their own subsidiaries in October 2005.

Pursuing the "Channel to Discovery" Plan

Business Collaborations with Wachovia Bank and Wells Fargo Bank

In April 2005, MHBK entered into separate business collaborations with two top U.S. super-regional banks, Wachovia Bank and Wells Fargo Bank, with the aim of reinforcing its channel network, and providing products and services of the highest global standards in its retail banking business.

In July 2005, it started to sell the investment funds "Mizuho Wachovia U.S. Investment Grade Corporate Bond Fund," "Mizuho Wells Fargo Emerging Markets Equity Open."

Collaborating Parties (As of Dec. 31, 2004)

	Wachovia	Wells Fargo
Bank name	Wachovia Bank, N.A.	Wells Fargo Bank, N. A.
Holding company	Wachovia Corporation	Wells Fargo & Company
Head office	Charlotte, N.C., USA	San Francisco, C.A., USA
Chairman & CEO	G. Kennedy Thompson	Richard M. Kovacevich
Number of branches	Approx. 3,300	Approx. 3,100
Number of employees (*)	Approx. 96,000	Approx. 150,000
Long-term credit ratings (**)	«Moody's» Aa2 «S&P» AA-	«Moody's» Aaa «S&P» AA
Total shareholders' equity (*)	US$ 47.3 billion	US$ 37.8 billion
Total assets (*)	US$ 493.3 billion	US$ 427.8 billion
Market capitalization (*)	US$ 83.5 billion	US$ 105.0 billion

(*) Figures on a holding company basis.
(**) As of April 30, 2005.

Contents of the Collaborations

Referral of customers	The mutual referral of customers for the purpose of opening accounts and utilizing cash management services in Japan and U.S.
Cash management product	Enable to check account information and make cash transfer between Japan and U.S. by utilizing SWIFT.
Trade finance	•Appoint the other party as the "Advising Bank" when issuing import letters of credits, and as "Collecting Bank" when collecting export related documentation (only with Wachovia). •Participate the risks of trade finance transactions to the other party (e.g., Forfaiting (without recourse), L/C Confirmation, Open Account-based Discount).
Distribution of investment trust products in Japan	Investment trust management companies of Mizuho group will create a product using the asset management expertise of Wachovia group and Wells Fargo group, and MHBK will distribute the products.
Mutual website links	MHBK and Wachovia linked websites and created a webpage with regard to collaboration.

Business Collaborations with The Bank of New York

In April 2005, MHTB entered into a business collaboration with The Bank of New York, a global leader in the trust banking business, with the aim of enhancing its asset management capabilities, execution expertise, and asset administration capabilities to achieve the highest global level in the area of asset management.

MHBK also entered into a business collaboration with The Bank of New York in the area of distribution of investment trust products in Japan and started to sell the "Mizuho BNY US Bank Loan Fund" in September 2005.

The Bank of New York (As of Dec. 31, 2004)

Bank name	The Bank of New York
Holding company	The Bank of New York Company, Inc.
Head office	New York, N.Y., USA
Chairman & CEO	Thomas A. Renyi
Number of branches	Approx. 341
Number of employees (*)	Approx. 23,000
Long-term credit ratings	«Moody's» Aa2 «S&P» AA-
Total shareholders' equity (*)	US$ 9.3 billion
Total assets (*)	US$ 94.5 billion
Market capitalization (*)	US$ 26.0 billion

(*) Figures on a holding company basis.

Contents of the Co aborations

Establishment of "Mizuho-The Bank of New York Global Management"	•Offer investment strategies utilizing The Bank of New York group's alternative investment capabilities such as Ivy Asset Management Corp. and MHTB's REIT investment products, to customers such as Japanese corporate pension funds in the growing alternative investment market. •Enhance performance by utilizing The Bank of New York's advanced expertise in execution.
Distribution of investment trust products in Japan	Our group's asset management company will establish an investment trust utilizing The Bank of New York group's asset management capabilities. The new products will be distributed by MHTB together with MHBK.
Global custody business	With respect to the above-mentioned "Mizuho-The Bank of New York Global Management" and distribution of investment trust, our group will be the custodian in Japan, while The Bank of New York group will be the custodian outside Japan.

Pursuing the "Channel to Discovery" Plan

Developing a New Corporate Management Strategy

- MHFG is enhancing its corporate management system to apply for listing on the New York Stock Exchange (NYSE) as early as is feasible, in order to further improve the transparency of its corporate governance and increase its investors' trust. We will seek to provide investors with disclosure based on accounting principles generally accepted in the U.S., and to establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley.
- We position CSR activities as one of the main pillars of our group business strategy, for the creation of new corporate value and the achievement of sustainable growth. We promote CSR activities on a group-wide basis, and have established a CSR committee at the group's holding company, MHFG, to enhance CSR activities of group companies such as tackling environmental issues and supporting the financial education.
- As we advance to a new phase in our efforts to win the support of customers, we will continue to develop our new branding strategy in order to establish 'Mizuho' as a brand befitting a global leading financial group.

Full Repayment of Public Funds

MHFG aims to complete repayment of remaining public funds by the end of fiscal 2006 through the establishment of a steady profit base and the accumulation of retained earnings.

Drawing up a New Medium-Term Business Plan

In order to move into a new phase in our management strategies, we have initiated a new medium-term business plan.

<Highlights of the New Medium-Term Business Plan>

- We will accumulate our Gross Profits by devoting management resources to new strategic measures in order to respond to customers' needs. We will also continue with intensive rationalization of our existing businesses. This should enable us to achieve Net Business Profits at the core banks of ¥1.18 trillion in fiscal 2007, the final year of the medium-term business plan.
- By promoting each global group's strategic measures to improve profitability, we will strive to boost Net Business Profits in fiscal 2007 by approximately ¥380 billion compared with fiscal 2004.
- Steadily increasing Net Business Profits should enable us to achieve consolidated Net Income of ¥650 billion by fiscal 2007.

Overview of the Medium-Term Business Plan (Billions of yen)

Establish a stable earning base supported by customers

	Fiscal 2007 (Plan)	
	Consolidated Net Income	Net Business Profits
MHFG (Change from fiscal 2004)	650.0 (+330.0)	*2 1,180.0 (+380.0)
Global Corporate Group	*1 290.0	*2 460.0
Global Retail Group	*1 290.0	*2 630.0
Global Asset & Wealth Management Group	*1 40.0	*2 90.0

*1 Aggregated figures of core banking subsidiary and securities subsidiary (non-consolidated).
*2 Figures of core banking subsidiary (non-consolidated).

*This section contains statements concerning the group's future performance. These statements, however, do not guarantee the ultimate outcome of the group's performance in the future, and take into consideration the risks and uncertainties that may be caused by such factors as changes in the business environment.

Business Approaches Adopted by Each Global Group
Global Corporate Group
~ Approach to Business with Large and Global Corporations ~

GLOBAL CORPORATE GROUP

Ongoing Evolution of the Solutions Business
Solutions Business Helps Raise Corporate Value

As a bank that is "constantly evolving," MHCB is putting a great deal of effort into offering solutions that help raise corporate value for its customers.

Employing a strategic advisory service-based solutions business approach as their code of behavior, MHCB's relationship managers offer solutions that bring together the group's financial functions in the form of group-wide relationship management. In other words, they engage in "Deal after Deal" marketing that involves thinking from managements of customer corporations' point of view and offering timely strategic advice on maximizing corporate value through solutions provided on a continuing and multifaceted basis.

This business style is unique in that it combines the features of strategic consulting companies and foreign investment banks and is designed to enable it to become a strategic building partner to its customers through solutions marketing.

Trendsetting Products

A sophisticated product line-up supports the solution business offered by MHCB to help raise corporate value for customers.

Leading the Way in Advanced Finance

In the area of acquisition finance tailored to the business restructuring needs of our customers, MHCB has established a leading position in Japan's markets with a first-class record in MBOs, LBOs and similar transactions.

In the real estate sector, it has played a pioneering role as a leading player in large-scale development finance projects associated with urban renewal, such as the Tokyo Midtown Project for redeveloping the site once occupied by the Defense Agency.

The same applies to the structured finance business, where it offers securitization solutions for customers with a variety of assets, including future receivables in addition to accounts and bills receivables, and intellectual property rights.

Evolution of e-Business

MHCB is putting considerable effort in Japan and overseas into offering e-solutions based on Mizuho Advanced CMS, a support system for customers' consolidated financial control, and Mizuho Global CMS, which makes more efficient cash management available to customers with overseas offices.

In fiscal 2005, MHCB is due to release a series of sophisticated and highly convenient products in rapid succession. These include the Mizuho e-Business Site, which offers domestic and foreign exchange transactions and forward exchange contract transactions via the Internet, the Super Receiver credit collection agent service, the Overseas Pooling service for realizing zero balances in cross-border transactions, and an electronic import duty payment service in a tie-up with Shanghai's customs authorities.

▶ **Super Receiver**
This service enables a controlling company to act as agent in bulk collections of accounts receivable that were formerly handled by individual group companies.

▶ **Pooling Service**
This service enables a controlling company to adjust daily fund surpluses and shortfalls between multiple local overseas subsidiaries automatically, and to aggregate any surplus funds.

● *Business Approaches Adopted by Each Global Group*

Global Corporate Group

~ Approach to Business with Large and Global Corporations ~

GLOBAL CORPORATE GROUP

Taking the Syndication Business to the Next Stage

Having grown rapidly in recent years, Japan's syndicated loan markets expanded into new fields in the first half of fiscal 2005 as syndicated loans to the public sector got underway in earnest and cross-border syndicated loans increased. There was also remarkable progress in qualitative terms as customers aiming to increase their corporate value looked for deals involving more sophisticated financial solutions or greater diversification in corporate acquisitions. MHCB plays a leading role in all these aspects of business.

It has also set up specialist divisions to engage in market-making and trading relating to loan assets. It has positioned fiscal 2005 as "year one for loan trading" and is compiling an impressive record in expanding the loan trading market still further, exchanging loan assets for loan portfolio management within financial institutions and putting together "high-liquidity syndicated loans" that provide current indications of loan prices.

In its ongoing role as a market leader in the syndication business, MHCB has seized the initiative in creating the loan trading market and will continue to contribute to the expansion of the syndicated loan market.

New Developments in International Business

Mizuho's Strong Presence in Asia

We are strengthening our operations in Asia, where Japanese companies are highly active in developing their business and which we see as our home ground. In May 2005, MHCB established offices of the new Asia Corporate Banking Division in Singapore and Hong Kong to bring together its syndication, acquisition finance, CMS and other product-related functions.

In China, it has effectively supplemented one of the largest networks of any Japanese bank in China through business cooperation agreements with several major Chinese local banks and local governments, creating a framework to provide close support for our customers' business development efforts throughout the country. In Japan, MHCB established the China Business Promotion Division to offer comprehensive advisory services on doing business in China. In addition, it plans to open a branch in New Delhi, India in May 2006 as well as a branch in Wuxi, China during the first half of fiscal 2006 as part of our efforts to further strengthen the group's bases in Asia.

Looking for a Breakthrough in the Americas and European Markets

MHCB continues its efforts towards achieving rapid, exponential growth in the Americas and European markets, where development of new financial technologies is rapid. The group not only holds a top-tier position in the European MBO market, but also boasts an excellent record in project finance in the Americas. In order to upgrade its securitization product operations and credit investment operations such as credit derivatives, it strengthened this area of its business still further by establishing the new Americas Credit Investment & Management Division in New York in October 2005.

To supplement the group's network effectively, it has also set up "Mizuho Desks" through tie-ups with local banks, such as Austria's Raiffeisenbank, the UAE's Mashreqbank, Brazil's Unibanco, and Malaysia's Maybank.

Mizuho Desks

Mizuho Desks make it possible to offer various services in regions where MHCB has no branches through tie-ups with major local banks. The various transactions involved are conducted on the basis of contracts between the customers and the local banks with which MHCB has concluded tie-ups.

GLOBAL CORPORATE GROUP

◎*Business Approaches Adopted by Each Global Group*
Global Corporate Group
~ Approach to Business with Large and Global Corporations ~

Corporate Revitalization Enters a New Phase

During fiscal 2004, we materially resolved our NPL issues when we achieved the target set by the Financial Revitalization Program of halving our NPL ratio.

In April 2005, MHCB established the Credit Engineering Division to bring together the highly specialized know-how we accumulated during the corporate revitalization process.

This new division is actively engaged in promoting and backing up businesses that focus more on enhancing corporate value and improving market confidence, offering high value-added investment bank-like skills in setting up business revitalization schemes, calculating corporate value and supporting feasibility studies on refinancing and capital policy measures.

In keeping with its aim of becoming a partner to its customers in creating new corporate value, MHCB makes use of MHSC and other group resources while at the same time working in broadly based cooperation with foreign investment banks and various types of equity funds.

Securities and Investment Banking Business Strategies

Aspiring to become a Leading Investment Bank in Japan

MHSC is a wholesale securities company that offers high-quality, specialized solutions in the areas of securities and investment banking in response to the wide-ranging needs of domestic and international institutional investors, corporations, financial institutions and public sector entities.

Debt, equities and investment banking — which have M&A and other financial advisory business, and ABS and other structured finance operations at its core — are the three pillars of its operations. Based on this, and making the most of its highly skilled human resources and advanced financial technologies, it offers customers high value-added products and services at all times.

As part of its efforts to diversify its earnings structure, it is proactively engaged in promoting principal finance and strengthening its fund sales. It remains committed to expanding its infrastructure and strengthening its business in order to achieve its goal of becoming a leading investment bank in Japan.

Domestic SB League Table
(Excluding bank debenture, self-led issues, retail targeted)
* Lead managing amount basis. Total Amount of Issues: ¥3,982.6 billion (April 2005 - September 2005)

Ranking	Company name	Underwriting (billions of yen)	Market share (%)
1	Mizuho Securities	830.7	20.86
2	Nomura Securities	781.2	19.62
3	Nikko Citigroup	618.8	15.54
4	Daiwa Securities SMBC	617.7	15.51
5	Mitsubishi Securities	379.2	9.52

Source: I-N Information Systems

Overall ABS Bookrunner League Table
(ABSs backed by assets in Japan: Domestic public and private bonds and Eurobonds)
* Settlement date basis (April 2005 - September 2005)

Ranking	Company name	No. of issues	Amount (billions of yen)	Market share (%)
1	Daiwa Securities SMBC	7	370.3	23.4
2	Nomura Securities	6	359.3	22.7
3	Goldman Sachs	1	250.0	15.8
4	Mizuho Securities	9	219.5	13.9
5	CS First Boston	2	119.2	7.5

Source: THOMSON DealWatch
*Figures for Mizuho Securities are the aggregate figures for MHSC and its overseas securities subsidiaries

●Business Approaches Adopted by Each Global Group

Global Corporate Group

~ Approach to Business with Large and Global Corporations ~

GLOBAL CORPORATE GROUP

Strengthening Global Operations

~ Building up the Securities Business in Asia and China ~

As the core company responsible for the securities operations of the Global Corporate Group, MHSC has set up securities subsidiaries in key overseas markets in the U.K., the U.S., Hong Kong and Switzerland to establish the operating structure for a global investment banking business centered on equity and bond underwriting and trading. It makes maximum use of its overseas network in providing high value-added services backed by its strengths in research, sales and execution skills to satisfy the diversifying needs of its customers.

In addition to opening its first Chinese representative offices in Beijing and Shanghai in September 2005, it established the International Business Promotion Group to strengthen its securities operations in Asia.

Strategic Alliances Yielding Solid Results

MHSC's participation in alliances designed to strengthen its business promotion base and selling power, and its efforts to expand its operations as a wholesale securities company, are yielding solid results.

Having concluded a business tie-up with Nikko Cordial Securities in January 2005, MHSC strengthened the relationship centered on supplying products by, among other things, jointly arranging a privately placed real estate investment fund in May 2005. MHSC also worked to build up its sales network further, setting up alliances related to securities sales agency business with the Shonai Bank and MHCB in April, and another alliance with Toyota Financial Services Securities Corporation to sell foreign bonds to be issued by overseas financial subsidiaries of Toyota Motor Corp. in June.

To Prevent Recurrence of Placement of Erroneous Orders

We reiterate our deepest apology to all related parties for any inconvenience caused by the erroneous order placed by MHSC in December 2005. MHSC is working to prevent any recurrence of such an incident by improving its systems and conducting a thorough review of its operating procedures as well as substantially strengthening its management control.

◉Business Approaches Adopted by Each Global Group

Global Retail Group
~ Approach to Business with SMEs and Middle Market Corporations ~

GLOBAL RETAIL GROUP

Promoting Lending

Expanding Middle Credit Risk Lending

MHBK is switching the focus of its lending strategy away from low credit risk loans towards an increase in middle credit risk loans (loans offering high returns after adjusting for risk).

In the first half of fiscal 2005, it increased middle credit risk lending (including private bond issues) by approximately ¥370 billion. Moreover, as a result of making efforts to increase new lending by mobilizing more staff to specialize in new loans, it raised new lending by approximately ¥570 billion.

It also worked on strengthening its loan product line-up, to the extent that the "Super Wide" strategic loan fund launched in October 2004 handled approximately ¥600 billion in just one year.

MHBK will adhere to a proactive approach to meeting customers' funding demands by expanding the "Partner Series" of unsecured loan products and offering various fund procurement schemes as a means of satisfying the varied needs of SMEs and middle market corporations.

Launching New Loan Products for SMEs through Alliance with Orient Corporation

MHBK is making use of the credit enhancement capabilities offered by Orient Corporation (Orico) and the debt servicer know-how offered by Japan Collection Service, a member of the Orico group, to develop a number of loan products for SME customers. On an execution basis, it has already extended loans in excess of ¥300 billion.

This was realized by the development of several breakthrough products that manage risk for the entire product portfolio, including "Mizuho Long Partner," which provides unsecured working capital for up to seven years, and "Mizuho Rising Partner," which provides loans to smaller companies with growth potential.

Of these, "Mizuho Long Partner" responds to the needs of companies planning IPOs. So long as they meet certain criteria, it is now possible to eliminate the need for acquiring guarantees from a customer's representative director. MHBK has also developed "Mizuho Quick Partner," a new unsecured loan product for relatively small-scale companies.

MHBK intends to respond speedily to the financing needs of a wide range of corporate customers by developing more unsecured loan products in cooperation with Orico.

Sales Performance of Three Products Developed by Mizuho


(Billions of yen)
(No. of deals)
400
300
200
100
0
6,000
4,500
3,000
1,500
0
Amount (execution basis)
No. of transactions
"Mizuho Support 30" launched
"Mizuho Rising Partner" launched
"Mizuho Long Partner" launched
Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep.
2003
2004
2005

◎Business Approaches Adopted by Each Global Group
Global Retail Group
- Approach to Business with SMEs and Middle Market Corporations -

GLOBAL RETAIL GROUP

Expanding the Mizuho Business Financial Center Network

MHBK is proactively engaged in the lending business, and has concentrated its overall lending operations for small-scale companies in the Mizuho Business Financial Center, a subsidiary specializing in lending.

During the second half of fiscal 2005, it plans to accelerate the network's expansion by increasing the number of centers from 39 at the end of September 2005 to 100 by the end of the fiscal year. It has raised the number of staff with expertise in the lending business to 600, and is working to expand sales of loans with guarantees by the Credit Guarantee Corporation, as well as sales of the "Mizuho Quick Partner" unsecured loan product.

Mizuho Business Financial Center specializes in small-scale enterprises and is manned by veteran staffers, so it is well-positioned to continue offering carefully tailored responses, including helpful business consultations and guidance on policy-based loans.

Becoming the Top Bank in Providing Solutions for SMEs and Middle Market Corporations

Enhancing the Promotion of the Solutions Business

Through multifaceted collaboration, specialist teams in each sector have established a system for providing customers with appropriate responses to a variety of management issues.

A team of approximately 300 MHBK professionals specializing in corporate banking is working together with its branches to provide solutions that make the most of the bank's expertise as a specialist in transactions with SMEs and middle market corporations.

The solutions offered are very diverse, ranging from financing deals in areas like structured finance and syndicated loans to solutions associated with business strategies such as business matching, M&As and MBOs, solutions to corporate pension scheme restructuring needs, consulting services for hospitals and schools, proposals concerning securities and other investment products, and advisory services on overseas expansion and foreign exchange-related issues.

Mobilizing Group Strengths

MHBK responds to the needs of customers planning IPOs through multifaceted collaboration with three group partners: Mizuho Capital serves as a venture capital investor and provides advice on going public; MHIS provides broadly based IPO support as a securities company; and MHTB provides advisory and stock transfer agency services.

In October 2005, MHBK set up the Corporate Consulting Office within the Corporate Banking Group to strengthen its ability to deal with important customers' management issues, such as the inheritance of management rights and business restructuring. In cooperation with MHTB and Mizuho Management Advisory, it offers the best possible solutions to customers' needs in such areas as business inheritance.

In order to satisfy the needs of Japanese companies that are active overseas, especially in China and other Asian markets, specialist staff who are well-versed in overseas business provide assistance in customers' local projects through the group's overseas network, which is one of the most extensive of any Japanese bank.

◎Business Approaches Adopted by Each Global Group
Global Retail Group
~ Approach to Business with Individual Customers ~

GLOBAL RETAIL GROUP

Working to Improve Customer Convenience

"Mizuho Mileage Club" Membership Services Enhanced

As of the end of December 2005, over one million customers had signed up for MHBK's "Mizuho Mileage Club" membership service.

The Mizuho Mileage Club Card incurs no annual fees and embodies the functions of an ATM card and a credit card in a single card that also serves as a membership card. Equipped with an IC chip, it offers substantially better security than cards with magnetic tape only.

With the addition of six new companies in June 2005, MHBK raised to 14 the number of participants in the "Partners Service," a new service built on affiliations with a number of well-known firms transcending the boundaries of the financial sector launched in February 2005. This further enhanced the service, whereby members earn bonus points depending on their credit card usage and can convert these points for products and services among participating corporate partners.

Enhancing the Convenience of the Channel Network

In June 2005, it became possible to use MHBK ATM cards at "VIEW ALTTE" ATM corners at stations of East Japan Railway (JR East).

This means MHBK now offers withdrawal and balance inquiry services at 224 ATMs located in "VIEW ALTTE" corners at 165 stations of JR East, primarily in the Tokyo Metropolitan area.

Personal Loans

Housing Loans

MHBK is working to strengthen its housing loan programs by enhancing the convenience of its products, services and channels as part of its efforts to respond to customers' constantly diversifying needs.

To respond to customers' interest requirements, it continues its special interest rate housing loan campaign.

To respond to customers' longer term fixed-interest needs, the "Flat 35" securitization-type housing loan product has proven popular, enabling MHBK to continue the trend set in the second half of fiscal 2004 by retaining the number-one position among banks on a results basis in the first half of fiscal 2005 as well.

In the first half of fiscal 2005, MHBK also held weekend consultations on housing loans at approximately 460 branches, assisting large numbers of customers who cannot otherwise visit its offices on regular business days with their refinancing and other needs.

In order to enhance its services to customers, it expanded its Housing Loan Business Promotion Centers — a specialist channel via which customers apply for housing loans through real estate vendors — and increased their staff members, while enabling call centers to accept requests for accelerated repayments of housing loans.

Unsecured Loans

Through its comprehensive business alliance with Orico, MHBK has succeeded in increasing the number of affiliated merchants handling captive loans (exclusive sales tie-up loans extended through Orico's affiliated merchants) and the balance of such loans.

MHBK continues to work on faster, more finely tuned services for customers, including a new credit-card loan product that offers loans guaranteed by Orico to be launched in January 2006, greatly shortened credit screening response times, and expanded application channels, including mobile phones.

Business Approaches Adopted by Each Global Group
Global Retail Group
~ Approach to Business with Individual Customers ~

GLOBAL RETAIL GROUP

Aiming for the No.1 in Consulting Services

Strengthening Consulting Functions

MHBK is striving to become the leader in consulting services to ensure that it is the customer's bank of choice as a lifetime advisor at various stages of their lives. To this end, it is working to train and deploy more expert personnel, build a new in-branch organization and improve its information infrastructure.

It will respond to customers' increasingly sophisticated needs by training and deploying 2,000 financial consultants who specialize in business promotion for individual customers and can respond to all kinds of consulting needs.

At the end of September 2005, it had established "Premium Salons" at 100 branches to provide customers with space for thorough consultations on asset management using life plan simulations and other tools, and plans to expand this to approximately 250 branches.

It is also establishing "Comprehensive Reception and Information Desks" and deploying "Lobby Concierges" to provide tailored assistance to customers in completing their business at branches more smoothly.

Cooperation with Trust Bank and Securities Company

MHBK has concluded tie-ups with trust bank and security companies with a view to responding more rapidly to customers' increasingly diverse and sophisticated needs.

Using the franchise system for trust businesses, MHBK handles MHTB's asset management products and testamentary trusts at its head office and all its branches.

MHIS consultation booths ("Planet Booths") in the lobbies of MHBK branches, a service that it is actively promoting, had reached 60 at the end of September 2005.

The private banking division started engaging in securities sales agency business in December 2004, establishing a framework that enables more direct responses to customers' increasingly diverse asset management needs than ever before.

The line-up of investment products has also been strengthened following the start in July 2005 of online securities sales agency business in an alliance with Monex Securities, which made it possible to offer securities sales agency business via the Internet.

Expanding Asset Management Products

To support customers' asset investment needs, MHBK offers a wide range of products, from investment trusts, personal pension insurance and foreign currency deposits to Japanese government bonds (JGBs) and trusts. Its mainstay line-up comprises four key product packages carefully selected from among these. It has also started handling five new investment trust products including those developed through business collaborations with top U.S. banks. It offers a principle-guaranteed type variable personal pension insurance and other insurance schemes. It is also using campaigns and other means to expand its business in JGBs for individual investors.

Using the franchise system for trust businesses, MHBK's head office and all its branches handle MHTB's products that precisely meet the needs of customers, including an order-made asset management product and a product for integrated management of securities such as equities and bonds, as well as money.

◎*Business Approaches Adopted by Each Global Group*

Global Asset & Wealth Management Group

~ Dealing with Customers' Demands for Asset Management and Administration ~

Approach to Trust and Custody Business

Testamentary Trusts

Amidst growing interest in inheritances and wills, MHTB responds to the increasingly complex needs of customers by holding seminars on these subjects and individual consultation meetings as needed. MHTB became the first institution to adopt a franchise system regarding testamentary trust business to MHBK in January 2005, allowing customers to obtain consultation services on testamentary trusts at MHBK's head office and branches throughout the country. As a result, it maintained its top position in terms of the number of testamentary trusts entrusted to it, with 11,206 contracts as of the end of September 2005.

Testamentary Trusts Entrusted
(Consent to undertake the execution of wills + custody service)


(No. of deals)
11,500
11,000
10,500
10,000
0
March 2004
March 2005
September 2005

Securitization of Financial Assets, etc.

MHTB makes full use of its trust functions in developing stable asset financing schemes on an order-made basis, and proposing them to its customers. Utilizing the high-level structuring capabilities it has built up on the basis of its performance as the institution with the highest share of entrustments in the trust business, MHTB offers various solutions to customer needs for fund procurement, cutbacks in assets and liabilities and better financial indices.

At the same time, it provides investors with new investment instruments in the form of asset securitization products. In particular, outstanding sales of its "Chochiku no Tatsujin" automobile loan securitization product for individuals topped the ¥600 billion mark as of the end of September 2005.

MHTB is proactively developing new products to satisfy the growing variety and sophistication of customer needs, including software copyright trusts and animation copyright trusts.

Approach to Real Estate Securitization

In recent years, real estate securitization has come into increasingly active use. Contributing factors include the growing need to make more efficient use of assets, the diversification of fund investment and procurement needs, and the overhaul of strategies relating to real estate holdings in response to the introduction of impairment accounting.

Fully utilizing the know-how it has built up over many years, MHTB is engaged in a wide range of securitization deals involving office buildings and commercial facilities. At the same time, it is proactively engaged in real estate development methods that utilize securitization mechanisms. MHTB's capabilities and performance in arranging real estate securitization deals have earned high marks among rating agencies and foreign investors. As of the end of September 2005, it boasted the highest balance of securitized assets under administration as trustee with a total in excess of ¥3.5 trillion.

It will put forward sophisticated proposals that will satisfy all real estate needs by making the most of the overall strengths generated through the combination of its arrangement capabilities and financial functions.

◎*Business Approaches Adopted by Each Global Group*

Global Asset & Wealth Management Group

~ Dealing with Customers' Demands for Asset Management and Administration ~

Pensions Business

MHTB responds to customers' broad-based needs as a pension trustee offering full services ranging from pension planning and consultation to pension asset management. In cooperation with Mizuho Pension Research Institute, MHTB provides ALM consultation and risk management services through highly experienced professionals equipped with the best know-how in the business.

We worked cooperatively as a group to promote the defined contribution pension business which was launched in October 2001. As a result, in terms of asset administration, the number and the balance of funds under administration as trustee is the highest in the industry.

As a "Best Solutions Partner" in the area of corporate pensions, MHTB will continue to offer high-quality services and products to precisely meet customer needs.

Establishment of Japan's First Full-Fledged Private Banking Company

We are establishing a business promotion structure by customer segmentation in the retail banking business in order to offer the best solutions to customers' diversified needs in each segment.

In November 2005, we started operations of Japan's first full-fledged private banking company, "Mizuho Private Wealth Management," to provide our ultra-high-net-worth customers comprehensive and integrative services similar to those available in the U.S. and Europe to the extent permitted under Japanese laws and regulations.

Based on the open-architecture concept of "providing customers with the best around the globe," we will seek to offer products and services of the highest level. With regard to non-financial services, we will provide premium services to meet customers' diverse needs in relation to art, automobiles and other similar areas, in collaboration with prestigious companies, as well as high-quality solutions in connection with areas such as philanthropy and concierge services.

Reinforcement of CSR Activities

CSR Activities of Mizuho

Mindful of our mission to contribute to the ongoing development of the economy through active social participation as a globally active financial group, we are reinforcing our commitment to CSR activities.

The following are the key points of our commitment:

Involvement in Environmental Awareness

By recognizing the immediate importance of curbing and alleviating environmental impact as a globally shared challenge, we are seeking to provide financial services that are in line with environmental preservation policies, such as measures to prevent global warming, while at the same time reducing our own consumption of resources.

Supporting Financial Education

We support financial education programs for the development of the next generation so they can acquire financial knowledge and the ability to resolve the issues they may face in their daily lives.

Enhancement of Corporate Governance

We are further enhancing corporate governance in order to sustain maximum fairness and integrity in our corporate activities and thus win high levels of acceptance in the global financial and capital markets.

Highly Responsive Communications

We are realizing responsive communications between stakeholders by ensuring transparency in corporate activities through further promoting information disclosure.

Working to bring greater specificity to CSR activities, we established a CSR Committee with responsibility for cross-organizational discussions and coordination in connection with basic approaches and measures related to CSR, and in September 2005, drew up a basic CSR policy. The CSR Promotion Office of MHFG's Corporate Communications Division strengthens coordinated group-wide efforts, while further advancing the efforts that individual group companies have made to date.

Preparations are in progress for the publication of a CSR Report during fiscal 2005.

◎Reinforcement of CSR Activities

Environmental Activities

In compliance with laws and ordinances relating to the environment, we are working to contribute to the protection of the environment through energy and resource conservation efforts that include separating and collecting garbage by type and using recycled materials.

At the same time, we are tackling environmental issues as a financial institution by supporting customers' programs for dealing with the environment and offering financial products and service that contribute to environmental preservation.

◎ Developing Environment-Related Financial Products and Advisory Services

Services related to global warming	The latest information on greenhouse gas emissions, trading and advisory services concerning the creation of trading systems, creation of schemes concerning CDM/JI (clean development mechanisms and joint implementation*) investments, and the development of funding methods for validation and carbon funds.
Project finance	Advisory services for CDM/JI investments, arranging finance for wind power generation and garbage incineration facilities.
Natural energy-related products	Trading in wind speed (for wind power) and precipitation (for hydroelectric power) derivatives.
Environmental management consulting	Preparation of environmental IR strategies, introduction of environmental accounting and acquisition of ISO14001 certification.
LCA support services	Implementation of LCA (life cycle assessments) in connection with products and services.

▶ CDM/JI: The mechanisms adopted under the Kyoto Protocol for greenhouse gas emission reduction projects.

◎ Adoption of the "Equator Principles"

In October 2003, MHCB became the first Japanese bank to adopt the Equator Principles which are a standardized framework employed by private banks to monitor whether projects financed through project finance schemes have taken into consideration the environmental and social impact that projects may have on the local community.

In June 2005, the environmental NGO BankTrack, which grades and publicizes the progress of implementation of the Equator Principles by banks, chose MHCB as one of the top five banks for its efforts in the area of disclosure out of a total of 31 banks in Japan and overseas at the time of the evaluation. MHCB also earned above-average marks in the overall evaluation.

Ten major banks such as Citigroup implemented the Equator Principles in June 2003, and as of October 2005, 35 major banks around the world have adopted the Principles.

Reinforcement of CSR Activities

Contributions to Society

Mizuho Charity Fund

In 2002, we launched the Mizuho Charity Fund which collects contributions in units of ¥100 directly from the monthly salaries of employees, to promote community activities by the group's senior executive officers and employees. Using this fund, we make donations via group philanthropic foundations to purchase welfare vehicles for the physically challenged and the elderly, provide relief aid for natural disasters, and contribute to volunteer organizations recommended by group employees.

The following donations have been made in connection with large-scale disasters so far in fiscal 2005. Contributions have also been made to NPOs and other volunteer activities in which group employees directly participate or otherwise support.

<Contributions to Large-scale Disasters>

- Disaster relief in connection with Hurricane Katrina in the U.S.
- Disaster relief in connection with the Kashmir earthquake (also known as the Northern Pakistan earthquake or South Asia earthquake)

※In addition to these contributions from the Mizuho Charity Fund, the group's senior executive officers and employees also carried out separate fund-raising activities and the monies raised were donated along with contributions from MHFG itself.

Activities of Philanthropic Foundations in Japan

We support social welfare for senior citizens and the physically challenged, international exchange, educational support and scholarships, and academic research through the following foundations; Mizuho Education Welfare Foundation, Mizuho Welfare Foundation, Mizuho International Foundation, Mizuho Scholarship Foundation and Mizuho Foundation for the Promotion of Sciences.

Overseas Activities

Our overseas offices are actively engaged in efforts to contribute to local communities.

<Mizuho Asian Fund>



The Mizuho Asian Fund was established in 1998 to facilitate the development of healthy youths, the eradication of drugs and promotion of sports in ASEAN countries.

Through the cooperation of Thailand's Ministry of Education, the fund sponsors soccer and volleyball tournaments (collectively called the MIZUHO GAMES) for elementary and junior high schools.

Also, the fund has awarded scholarships to university students as well as supported company visits for elementary and junior high school students in Thailand.

Support for the "All-Japan Elementary and Junior High School Students' Environmental Art Contest"

Since 1997, we have supported the "All-Japan Elementary and Junior High School Students' Environmental Art Contest" through funding, participating to the screening process and renting a conference room for awarding ceremony. The contest promotes environmental education among elementary and junior high school students. Winners are presented with books containing the winning entries.



Brand Strategy

We are pursuing a strategy to transform the Mizuho name into a brand that befits a leading global financial services group.

Under this branding strategy, we will make clear declarations of the kind of value we can provide to customers. This is our Brand Promise.

Our Promise, however, is mere words and is not enough on its own to win customer approval for our efforts to provide value. In order to fulfill Brand Promise, therefore, we will share and put into practice the strengths and challenges embodied in the expression "enterprising, open, and leading-edge" in our daily work activities.

We believe we will only achieve our aspiration to become "A financial partner that helps customers shape their future and achieve their dreams" when our customers truly feel we are "enterprising, open, and leading-edge" and have fulfilled our Promise.

Brand Promise

**To customers ranging from domestic retail, corporate to international,
Mizuho Financial Group is comprised of enterprising, spirited professionals
who use creative and original methods to respond to customer needs today,
while helping them achieve a bright future tomorrow.**

**Because we want to play a meaningful role in our customers' lives
by always being available to them, we offer a full range of leading-edge products and services
designed to help them achieve their goals and make their lives more enjoyable and gratifying.**

Brand Strength

Enterprising

"Enterprising" means we have the passion and power to help customers find the right path.

We think creatively about our business and each of us is empowered to make a difference in our customers' lives. We keep focused on our customer needs and continuously strive to help them achieve their dreams.

We must be enterprising.

Open

"Open" means we are flexible and are open to new ideas and new ways to serve customers.

We listen sincerely to our customers and treat them with fairness and kindness any time we have the chance.

We must be open.

Leading-edge

"Leading-edge" means we have the foresight to "light the future."

In other words, each of us should anticipate how society and customers change. As a result of this, we introduce the most advanced and unique products and services to better serve our customers. Because of our innovative mindset, we help our customers achieve a better and brighter future.

We must be at the leading-edge.

Brand Vision

"A financial partner that helps customers shape their future and achieve their dreams"

◍*Brand Strategy*

We will continue to declare our Promise through various kinds of communications activities under the group's unified Brand Slogan, "Channel to Discovery."

Brand Slogan

Channel to Discovery

The slogan expresses the role Mizuho will play, not only to realize today's dreams, but also to discover new possibilities that lie ahead and to create a better future.

"Discovery" stands for Mizuho's customers discovering their dreams and new possibilities, and "Channel" stands for the role Mizuho will play in providing the ways and means to its customers so that they can realize their dreams and new possibilities.

<Communications Activities>

TV commercial aired in Japan












MIZUHO

Results for the Six Months ended September 30, 2005

Consolidated Accounts of Mizuho Financial Group, Inc. (MHFG)

1. Scope of Consolidation and Application of the Equity Method

companies

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Number of consolidated subsidiaries	117	118	121	(1)
Number of affiliates under the equity method	19	20	22	(1)

The number of MHFG's consolidated subsidiaries decreased by 1 to 117, and the number of affiliates under the equity method decreased by 1 to 19 from the end of the previous fiscal year.

The major consolidated subsidiaries are Mizuho Holdings, Inc. (MHHD), Mizuho Corporate Bank, Ltd.(MHCB), Mizuho Bank, Ltd.(MHBK), Mizuho Trust & Banking Co., Ltd. (MHTB), and Mizuho Securities Co., Ltd.(MHSC). The major affiliates under the equity method are The Chiba Kogyo Bank, Ltd. and Shinko Securities Co., Ltd.

MHHD changed its trade name to Mizuho Financial Strategy Co., Ltd. on October 1, 2005.

2. Consolidated Profits and Losses

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Consolidated Gross Profits	**¥ 1,045.8**	**¥ 1,993.0**	**¥ 961.2**	**¥ 84.5**
Net Interest Income	533.1	1,106.4	564.5	(31.4)
Fiduciary Income	34.1	63.2	26.7	7.3
Net Fee and Commission Income	255.4	472.6	215.1	40.2
Net Trading Income	81.5	165.0	70.0	11.5
Net Other Operating Income	141.6	185.7	84.7	56.8
General and Administrative Expenses	548.3	1,091.3	563.0	(14.6)
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	61.0	231.9	155.5	(94.5)
Net Gains related to Stocks	121.4	210.3	80.1	41.3
Equity in Income from Investments in Affiliates	4.7	1.4	2.0	2.7
Other	(68.3)	61.4	104.2	(172.6)
Income before Income Taxes and Minority Interests	**494.2**	**943.0**	**429.0**	**65.1**
Income Taxes–Current	24.8	41.0	18.9	5.9
Income Taxes–Refund	—	21.2	—	—
Income Taxes–Deferred	89.4	235.2	148.4	(58.9)
Minority Interests in Net Income	41.3	60.6	27.7	13.5
Net Income	**¥ 338.5**	**¥ 627.3**	**¥ 233.9**	**¥ 104.6**
Net Income per Share of Common Stock (Yen)	**¥ 31,219.11**	**¥ 54,625.61**	**¥ 21,706.23**	**¥ 9,512.88**
Credit-related Costs	**¥ 14.6**	**¥ 93.9**	**¥ (28.4)**	**¥ 43.0**
(Reference) Consolidated Net Business Profits	**¥ 507.9**	**¥ 912.5**	**¥ 420.7**	**¥ 87.2**

Notes: 1. Credit-related Costs = (Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.

2. Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments.

3. Net Gains related to Stocks for the six months ended September 30, 2005, include Gains on Disposition of Investment in Subsidiary of ¥42.4 billion.

4. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc. / on Investments.

(1) Consolidated Gross Profits

Consolidated Gross Profits for the interim period of fiscal 2005 were ¥1,045.8 billion, increasing by ¥84.5 billion from the corresponding interim period of fiscal 2004. Net Interest Income was ¥533.1 billion, decreasing by ¥31.4 billion resulting from the increase in Interest and Dividends on Securities being offset by increased funding costs resulting from the rise in U.S. interest rates, decrease in Interest on Loans and Bills Discounted and other factors. Net Fee and Commission Income was ¥255.4 billion, increasing by ¥40.2 billion. This was as a result of increases in fee income related to our solutions business, investment trusts, individual annuities and other factors. Net Trading Income was ¥81.5 billion, increasing by ¥11.5 billion. Net Other Operating Income was ¥141.6 billion, increasing by ¥56.8 billion. This was as a result of increased market-related income such as Net Gains related to Bonds.

(2) General and Administrative Expenses

General and Administrative Expenses amounted to ¥548.3 billion, decreasing by ¥14.6 billion. This was because of a decrease in base expenses, especially IT-related expenses as a result of completion of Mizuho Bank's IT systems integration and a decrease in Personnel Expenses resulting from a fall in Expenses related to Employee Retirement Benefits, etc.

(3) Credit-Related Costs

Credit-related Costs amounted to ¥14.6 billion. This was mainly due to decreases in costs related to write-offs with the near-completion of the removal of problem assets from the balance sheet and reversal of reserves with the strengthening of Mizuho's asset quality.

(4) Net Gains Related to Stocks and Equity in Income from Investments in Affiliates

Supported by a robust stock market in addition to the continuing progress in decreasing our stockholdings to alleviate the risk of stockholdings. Net Gains related to Stocks amounted to ¥121.4 billion (including Gains on Disposition of Investments in Subsidiaries of ¥42.4 billion).

Equity in Income from Investments in Affiliates amounted to ¥4.7 billion, increasing by ¥2.7 billion as a result of a strong business performance by our affiliates under equity method.

(5) Other

Other decreased by ¥172.6 billion to record a loss of ¥68.3 billion. Major components are as follows:

- Reversal of Reserves for Possible Losses on Loans of ¥47.7 billion
- Gains on sales of premises and equipment of ¥8.1 billion
- Losses on sales of bonds of ¥52.8 billion and valuation losses of bonds of ¥32.5 billion related to Japanese Government Bonds etc., resulting from revisions of the bond portfolio strategies
- Impairment of fixed assets of ¥16.5 billion
- Losses on sales of premises and equipment of ¥6.5 billion

(6) Income Taxes and Minority Interests in Net Income

Income Taxes–Current amounted to ¥24.8 billion, and Income Taxes–Deferred amounted to ¥89.4 billion.

Minority Interests in Net Income amounted to ¥41.3 billion.

(7) Net Income

After reflecting the above, Net Income amounted to ¥338.5 billion, increasing by ¥104.6 billion.

Use and Source of Funds (Consolidated)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Average balance				Interest			
	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Use of Funds	**¥ 115,261.6**	**¥ 112,846.2**	**¥ 115,871.1**	**¥ (609.5)**	**¥ 904.4**	**¥ 1,584.4**	**¥ 776.9**	**¥ 127.5**
Due from Banks	1,741.2	1,719.8	1,704.5	36.7	23.2	29.7	12.6	10.6
Call Loans and Bills Purchased	419.3	1,271.5	1,438.1	(1,018.7)	4.3	5.0	2.3	2.0
Receivables under Resale Agreements	5,750.4	4,937.6	4,859.7	890.6	114.1	110.2	46.8	67.2
Guarantee Deposits Paid under Securities Borrowing Transactions	7,880.2	7,603.1	7,319.7	560.4	2.1	3.6	1.7	0.3
Securities	37,706.3	33,073.0	32,626.4	5,079.8	196.7	290.6	131.7	64.9
Loans and Bills Discounted	61,442.2	63,767.4	65,437.9	(3,995.7)	522.1	1,065.1	540.6	(18.5)
Source of Funds	**¥ 116,399.9**	**¥ 115,568.6**	**¥ 116,814.6**	**¥ (414.7)**	**¥ 371.2**	**¥ 477.9**	**¥ 212.3**	**¥ 158.9**
Deposits	76,944.4	76,900.8	76,807.4	137.0	108.4	125.9	51.4	57.0
Debentures	7,547.2	8,590.0	8,986.4	(1,439.2)	26.3	68.6	36.5	(10.2)
Call Money and Bills Sold	9,117.1	8,764.4	8,601.0	516.1	2.3	2.9	1.3	1.0
Payables under Repurchase Agreements	10,417.2	8,902.5	8,861.8	1,555.3	160.6	154.0	61.7	98.9
Guarantee Deposits Received under Securities Lending Transactions	7,260.2	7,156.4	7,051.8	208.3	10.4	12.7	5.5	4.9
Commercial Paper	649.7	1,066.8	952.7	(303.0)	0.2	1.0	0.4	(0.1)
Borrowed Money	2,521.7	2,135.3	1,930.5	591.2	11.4	26.5	14.1	(2.6)

%

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Yield			
	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Use of Funds	**1.56%**	**1.40%**	**1.34%**	**0.22 %**
Due from Banks	2.67	1.72	1.47	1.19
Call Loans and Bills Purchased	2.09	0.39	0.32	1.77
Receivables under Resale Agreements	3.96	2.23	1.92	2.03
Guarantee Deposits Paid under Securities Borrowing Transactions	0.05	0.04	0.04	0.00
Securities	1.04	0.87	0.80	0.23
Loans and Bills Discounted	1.69	1.67	1.65	0.04
Source of Funds	**0.63%**	**0.41%**	**0.36%**	**0.27 %**
Deposits	0.28	0.16	0.13	0.14
Debentures	0.69	0.79	0.81	(0.11)
Call Money and Bills Sold	0.05	0.03	0.03	0.02
Payables under Repurchase Agreements	3.08	1.72	1.39	1.69
Guarantee Deposits Received under Securities Lending Transactions	0.28	0.17	0.15	0.13
Commercial Paper	0.08	0.09	0.09	(0.00)
Borrowed Money	0.91	1.24	1.46	(0.55)

Net Fee and Commission Income (Consolidated)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004(b)	Change (a)-(b)
Net Fee and Commission Income	**¥ 255.4**	**¥ 472.6**	**¥ 215.1**	**¥ 40.2**
Fee and Commission Income	**¥ 301.9**	**¥ 566.1**	**¥ 268.0**	**¥ 33.8**
Deposits, Debentures and Lending Business	70.5	126.0	58.8	11.7
Remittance Business	57.7	113.7	56.5	1.1
Securities-related Business	55.3	105.3	51.3	4.0
Trust-related Business	22.2	45.4	19.6	2.6
Agency Business	20.0	40.0	19.2	0.7
Guarantee Business	13.8	25.6	12.4	1.4
Safe Custody and Safety Deposit Box Business	3.1	6.6	4.8	(1.6)
Fee and Commission Expenses	**¥ 46.4**	**¥ 93.4**	**¥ 52.8**	**¥ (6.3)**
Remittance Business	14.9	28.9	14.3	0.5

3. Consolidated Assets and Liabilities

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Billions of yen Change (a)-(b)
Total Assets	¥ 146,887.9	¥ 143,076.2	¥ 139,327.1	¥ 3,811.7
Cash and Due from Banks	*5,124.5*	*6,808.9*	*5,442.8*	*(1,684.4)*
Trading Assets	*11,389.9*	*11,047.6*	*11,027.3*	*342.3*
Securities	*38,447.1*	*36,047.0*	*33,267.3*	*2,400.0*
Loans and Bills Discounted	*63,811.4*	*62,917.3*	*64,296.9*	*894.0*
Total Liabilities	142,046.8	138,042.1	134,681.2	4,004.7
Deposits	*80,402.9*	*80,368.0*	*76,049.3*	*34.9*
Debentures	*7,242.2*	*7,795.0*	*8,461.5*	*(552.8)*
Call Money and Bills Sold	*8,362.9*	*8,359.9*	*8,457.9*	*3.0*
Minority Interests	1,157.8	1,128.3	1,108.3	29.4
Total Shareholders' Equity	¥ 3,683.2	¥ 3,905.7	¥ 3,537.5	¥ (222.4)
Net Unrealized Gains on Other Securities, net of Taxes	*748.1*	*538.0*	*350.4*	*210.0*

(1) Assets, Liabilities and Shareholders' Equity

Consolidated total assets as of September 30, 2005 amounted to ¥146,887.9 billion, increasing by ¥3,811.7 billion from the end of fiscal 2004.

Securities were ¥38,447.1 billion, increasing by ¥2,400.0 billion. This reflected mainly an increase in non-Japanese bonds.

The balance of Loans and Bills Discounted bottomed out and increased by ¥894.0 billion to ¥63,811.4 billion.

With respect to Non-Performing Loans, further efforts to improve MHFG's financial soundness resulted in a consolidated balance of Disclosed Claims under the Financial Reconstruction Law amounted to ¥1,361.4 billion, decreasing by ¥225.7 billion.

Deferred Tax Assets were ¥795.7 billion, decreasing by ¥241.1 billion as a result of recording taxable income and the continued conservative assessment.

Deposits amounted to ¥80,402.9 billion, increasing by ¥34.9 billion.

(2) Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

Consolidated qualified capital amounted to ¥7,609.8 billion, decreasing by ¥410.3 billion from the end of fiscal 2004. While we reported a strong business performance during the interim period to increase our Net Income substantially, we repurchased and cancelled public funds of preferred shares amounting to ¥692.9 billion (¥616.4 billion on an issued-price basis). The Risk-adjusted Assets balance was ¥70,874.8 billion, increasing by ¥3,549.8 billion due to the increase in assets and further efforts to expand top-line growth after entering the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS Capital Ratio) decreased by 1.18 % to 10.73 %.

Fair Value of Other Securities (Consolidated)

Billions of yen

At September 30, 2005 (a)	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 32,028.7	¥ 33,351.0	¥ 1,605.4	¥ 283.0	¥ 1,322.3
Stocks*2	3,030.6	4,506.5	1,537.4	61.5	1,475.8
Bonds	21,414.6	21,295.0	4.4	123.9	(119.5)
Other	7,583.4	7,549.4	63.5	97.4	(33.9)

Billions of yen

At March 31, 2005 (b)	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 30,554.5	¥ 31,551.2	¥ 1,232.6	¥ 235.9	¥ 996.7
Stocks*2	3,087.9	4,197.5	1,174.3	64.7	1,109.6
Bonds	22,170.2	22,094.0	15.8	92.0	(76.2)
Other	5,296.3	5,259.6	42.3	79.0	(36.6)

Billions of yen

At September 30, 2004	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 28,566.0	¥ 29,245.7	¥ 947.4	¥ 267.7	¥ 679.7
Stocks*2	3,128.2	3,951.1	900.3	77.4	822.9
Bonds	20,515.6	20,375.5	11.7	151.8	(140.0)
Other	4,922.1	4,919.0	35.3	38.4	(3.1)

Billions of yen

Change (a)-(b)	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities	¥ 1,474.1	¥ 1,799.8	¥ 372.7	¥ 47.0	¥ 325.6
Stocks	(57.2)	308.9	363.0	(3.1)	366.2
Bonds	(755.6)	(798.9)	(11.4)	31.8	(43.3)
Other	2,287.1	2,289.8	21.1	18.4	2.7

*1 In addition to the balances shown in the above table, Other Securities include securities without fair values such as unlisted stock of ¥774.6 billion and non-publicly offered bonds and other of ¥1,878.6 billion as of September 30, 2005.

*2 Fair value of Stocks is determined based on the average market price over the month preceding the balance sheet date.

*3 Net unrealized gains (losses) include ¥18.9 billion, ¥54.0 billion and ¥32.9 billion which was recognized in the Statement of Operations of September 30, 2005, March 31, 2005 and September 30, 2004, respectively, by applying the fair-value hedge method and other. As a result, the base amount to be recorded directly to Shareholders' Equity after tax and consolidation adjustments as of September 30, 2005, March 31, 2005 and September 30, 2004 were ¥1,303.4 billion, ¥942.6 billion and ¥646.8 billion, respectively.

(Reference)
Unrealized Gains (Losses) on Other Securities (the base amount to be recorded directly to Shareholders' Equity after tax and consolidation adjustments)

For certain Other Securities (which have readily determinable fair value), unrealized gains (losses) were recognized in the Statement of Operations by applying the fair-value hedge method and other. They were excluded from unrealized gains (losses) on Other Securities. These adjusted unrealized gains (losses) were the base amount, which was to be recorded directly to Shareholders' Equity after tax and consolidation adjustments.

The base amount was as follows:

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Other Securities	¥ 1,303.4	¥ 942.6	¥ 646.8	¥ 360.8
Stocks	1,475.8	1,109.6	822.9	366.2
Bonds	(138.0)	(130.2)	(172.9)	(7.7)
Other	(34.3)	(36.6)	(3.1)	2.3

Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005		September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change(a)-(b)
Capital Adequacy Ratio		**10.73%**	**11.91%**	**11.86%**	**(1.18)%**
Tier I Ratio		**5.44%**	**6.19%**	**6.01%**	**(0.75)%**
Tier I	(A)	¥ 3,862.4	¥ 4,172.0	¥ 4,044.1	¥ (309.5)
Common Stock and Preferred Stock		1,540.9	1,540.9	1,540.9	—
New Stock Subscription		—	—	—	—
Capital Surplus		69.6	1,022.5	1,022.5	(952.9)
Retained Earnings		1,322.7	972.5	634.3	350.2
Minority Interests in Consolidated Subsidiaries		1,114.1	1,079.2	1,075.7	34.9
Preferred Stock issued by Overseas SPCs		*942.8*	*927.9*	*937.2*	*14.9*
Unrealized Losses on Other Securities		—	—	—	—
Treasury Stock Subscription		—	—	—	—
Treasury Stock		(134.8)	(394.5)	(134.2)	259.7
Foreign Currency Translation Adjustments		(50.1)	(48.6)	(95.1)	(1.4)
Goodwill Equivalent		(0.0)	(0.0)	(0.0)	(0.0)
Consolidation Differences Equivalent		—	—	—	—
Tier II	(B)	3,862.4	3,956.4	4,044.1	(93.9)
45% of Unrealized Gains on Other Securities		589.8	426.0	292.0	163.8
45% of Revaluation Reserve for Land		141.4	150.7	165.1	(9.2)
General Reserve for Possible Losses on Loans		550.3	637.3	834.6	(87.0)
Debt Capital		2,757.5	2,742.3	2,753.1	15.1
Perpetual Subordinated Debt and Other Debt Capital		*827.1*	*854.3*	*814.4*	*(27.1)*
Subordinated Debt and Redeemable Preferred Stock		*1,930.3*	*1,888.0*	*1,938.7*	*42.2*
Deductions from Capital	(C)	115.1	108.2	113.5	6.8
Capital	(A)+(B)-(C)	¥ 7,609.8	¥ 8,020.2	¥ 7,974.6	¥ (410.3)
Risk-adjusted Assets		¥ 70,874.8	¥ 67,324.9	¥ 67,239.4	¥ 3,549.8
Assets exposed to Credit Risk		69,457.6	66,391.5	66,141.7	3,066.0
On-balance-sheet Items		62,969.1	60,702.4	60,760.3	2,266.6
Off-balance-sheet Items		6,488.5	5,689.1	5,381.3	799.3
Market Risk Equivalent divided by 8%		1,417.2	933.4	1,097.6	483.8
(Reference) Market Risk Equivalent		113.3	74.6	87.8	38.7

Aggregated Figures of the Three Banks

For an early achievement of corporate revitalization, loans and stocks of customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to their financial subsidiaries for corporate revitalization in July 2003.

Aggregated figures of the Three Banks are the aggregated non-consolidated figures of MHCB, MHBK, MHTB and their financial subsidiaries for corporate revitalization.

MHCB, MHBK and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005, in consequence of the termination of the "Corporate Revitalization Project."

1. Differences between Consolidated Figures and Aggregated Figures of the Three Banks

Billions of yen, %

For the Six Months ended September 30, 2005 and 2004	September 30, 2005				September 30, 2004			
	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)
Gross Profits	**¥1,045.8**	**¥ 968.1**	**¥ 77.6**	**92.5%**	**¥ 961.2**	**¥ 788.2**	**¥ 173.0**	**82.0%**
Net Interest Income	533.1	619.2	(86.1)	116.1	564.5	526.5	38.0	93.2
Fiduciary Income	34.1	33.6	0.4	98.7	26.7	26.8	(0.0)	100.0
Net Fee and Commission Income	255.4	171.6	83.7	67.2	215.1	146.5	68.6	68.0
Net Trading Income	81.5	10.1	71.3	12.4	70.0	7.4	62.6	10.5
Net Other Operating Income	141.6	133.3	8.3	94.1	84.7	80.9	3.7	95.5
Credit-related Costs	**14.6**	**14.6**	**(0.0)**	**100.2**	**(28.4)**	**(33.5)**	**5.1**	**117.9**
Net Income	**338.5**	**398.8**	**(60.3)**	**117.8**	**233.9**	**191.9**	**41.9**	**82.0**

Note: Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.

Billions of yen, %

At September 30 and March 31, 2005	September 30, 2005				March 31, 2005			
	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)
Total Assets	**¥ 146,887.9**	**¥136,697.5**	**¥10,190.4**	**93.0%**	**¥ 143,076.2**	**¥ 135,561.5**	**¥ 7,514.6**	**94.7%**
Securities	38,447.1	40,941.2	(2,494.0)	106.4	36,047.0	39,192.0	(3,144.9)	108.7
Loans and Bills Discounted	63,811.4	63,543.9	267.4	99.5	62,917.3	62,647.1	270.1	99.5

2. Aggregated Profits and Losses

(the Three Banks)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Domestic Gross Profits	¥ 744.2	¥ 1,214.7	¥ 612.4	¥ 131.7
International Gross Profits	223.9	411.6	175.7	48.1
Gross Profits	**968.1**	**1,626.4**	**788.2**	**179.9**
Net Interest Income	619.2	1,028.1	526.5	92.7
Fiduciary Income	33.6	62.8	26.8	6.8
Net Fee and Commission Income	171.6	315.1	146.5	25.1
Net Trading Income	10.1	43.8	7.4	2.7
Net Other Operating Income	133.3	176.5	80.9	52.3
Net Gains related to Bonds	*34.4*	*9.6*	*(8.1)*	*42.6*
General and Administrative Expenses (Excluding Non-recurring Losses)	404.0	829.1	420.5	(16.5)
Net Business Profits (before Provision for (Reversal of) General Reserve for Possible Losses on Loans)	**564.6**	**800.0**	**369.1**	**195.5**
Excluding Net Gains related to Bonds	530.2	790.3	377.3	152.9
Provision for (Reversal of) General Reserve for Possible Losses on Loans	5.8	(155.2)	7.6	(1.7)
Net Business Profits	**558.2**	**952.4**	**360.0**	**198.1**
Net Non-recurring Losses	(67.5)	(154.1)	(18.0)	(49.4)
Net Gains related to Stocks	72.5	193.8	62.5	10.0
Expenses related to Portfolio Problems	(77.2)	(456.6)	(154.9)	77.7
Other	(62.8)	108.6	74.2	(137.1)
Income before Income Taxes	**490.6**	**798.2**	**341.9**	**148.7**
Income Taxes–Current	0.3	0.6	0.3	0.0
Income Taxes–Refund	—	21.2	—	—
Income Taxes–Deferred	91.4	236.2	149.6	(58.1)
Net Income	**¥ 398.8**	**¥ 582.5**	**¥ 191.9**	**206.9**
Credit-related Costs	**¥ 14.6**	**¥ 61.2**	**¥ (33.5)**	**48.2**

Notes: 1. Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB exclude the amounts of Credit Costs for Trust Accounts.
2. Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.
3. Dividends from the revitalization subsidiaries of ¥120.0 billion are included due to the simple aggregation of the three banks (non-consolidated) and their revitalization subsidiaries.
4. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc./on Investments.

Breakdown of Gross Profits (the Three Banks)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Net Interest Income	¥ 619.2	¥ 1,028.1	¥ 526.5	¥ 92.7
Domestic Operations	536.6	866.2	448.4	88.1
International Operations	82.6	161.8	78.0	4.5
Fiduciary Income	33.6	62.8	26.8	6.8
Domestic Operations	33.6	62.8	26.8	6.8
International Operations	/	/	/	/
Net Fee and Commission Income	171.6	315.1	146.5	25.1
Domestic Operations	138.4	257.0	116.1	22.2
International Operations	33.2	58.0	30.4	2.8
Net Trading Income	10.1	43.8	7.4	2.7
Domestic Operations	19.9	16.7	12.9	7.0
International Operations	(9.7)	27.1	(5.5)	(4.2)
Net Other Operating Income	133.3	176.5	80.9	52.3
Domestic Operations	15.5	11.9	8.1	7.3
International Operations	117.7	164.5	72.7	44.9
Gross Profits	¥ 968.1	¥ 1,626.4	¥ 788.2	¥ 179.9

Breakdown of Net Interest Income (MHCB and MHBK excluding Financial Subsidiaries for Corporate Revitalization)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Average balance September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Total				
Use of Funds	**¥ 106,100.8**	**¥ 105,591.5**	**¥ 106,292.2**	**¥ (191.3)**
Loans and Bills Discounted	56,552.1	57,668.6	57,944.7	(1,392.6)
Securities	38,630.4	34,036.2	33,390.4	5,239.9
Source of Funds	**109,232.0**	**109,216.4**	**109,618.4**	**(386.4)**
Deposits and Debentures	84,705.4	84,158.4	83,765.8	939.6
Domestic Operations				
Use of Funds	**87,811.7**	**89,710.5**	**90,401.2**	**(2,589.5)**
Loans and Bills Discounted	50,570.2	52,379.0	52,719.7	(2,149.5)
Securities	31,420.5	28,917.6	28,527.9	2,892.6
Source of Funds	**91,599.7**	**93,485.4**	**93,926.4**	**(2,326.7)**
Deposits and Debentures	74,702.3	75,117.9	74,862.7	(160.3)
International Operations				
Use of Funds	**19,224.5**	**16,904.3**	**16,865.9**	**2,358.6**
Loans and Bills Discounted	5,981.9	5,289.6	5,225.0	756.8
Securities	7,209.8	5,118.6	4,862.5	2,347.3
Source of Funds	**18,567.6**	**16,754.2**	16,666.9	**1,900.6**
Deposits and Debentures	10,003.1	9,040.5	8,903.0	1,100.0

%

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Yield September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Total				
Use of Funds	**1.64%**	**1.30%**	**1.28%**	**0.36 %**
Loans and Bills Discounted	1.59	1.58	1.59	0.00
Securities	1.69	0.90	0.88	0.81
Source of Funds	**0.53**	**0.38**	**0.35**	**0.17**
Deposits and Debentures	0.32	0.23	0.21	0.11
Interest Margins	1.11	0.91	0.92	0.19
Loan and Deposit Margin	1.26	1.34	1.37	(0.10)
Domestic Operations				
Use of Funds	1.25	**1.01**	**1.04**	0.20
Loans and Bills Discounted	1.33	1.43	1.47	(0.14)
Securities	1.24	0.45	0.46	0.77
Source of Funds	**0.10**	**0.12**	**0.13**	**(0.02)**
Deposits and Debentures	0.08	0.10	0.11	(0.02)
Interest Margins	1.14	0.88	0.91	0.23
Loan and Deposit Margin	1.24	1.32	1.35	(0.11)
International Operations				
Use of Funds	3.38	**2.74**	**2.47**	0.90
Loans and Bills Discounted	3.83	3.04	2.78	1.05
Securities	3.66	3.47	3.29	0.37
Source of Funds	2.62	**1.83**	**1.61**	**1.00**
Deposits and Debentures	2.12	1.28	1.03	1.08
Interest Margins	0.76	0.90	0.86	(0.09)
Loan and Deposit Margin	1.71	1.75	1.74	(0.02)

Breakdown of Net Fee and Commission Income (the Three Banks)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Net Fee and Commission Income	¥ 171.6	¥ 315.1	¥ 146.5	¥ 25.1
Fee and Commission Income	¥ 225.8	¥ 422.2	¥ 203.0	¥ 22.8
Deposits, Debentures and Lending Business	66.3	118.8	55.3	11.0
Remittance Business	57.7	113.9	56.7	1.0
Securities-related Business	24.7	43.7	19.8	4.8
Agency Business	14.3	29.9	14.2	0.0
Safe Custody and Safety Deposit Box Business	3.1	6.6	4.8	(1.6)
Guarantee Business	11.7	20.9	10.1	1.5
Fee and Commission Expenses	¥ 54.2	¥ 107.1	¥ 56.5	¥ (2.3)
Remittance Business	15.0	29.1	14.4	0.5

Breakdown of Net Other Operating Income (the Three Banks)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Net Other Operating Income	¥ 133.3	¥ 176.5	¥ 80.9	¥ 52.3
Total	¥ 133.3	¥ 176.5	¥ 80.9	¥ 52.3
Profits on Foreign Exchange Transactions	103.6	156.0	76.4	27.2
Net Gains (Losses) related to Bonds	34.4	9.6	(8.1)	42.6
Domestic Operations	15.5	11.9	8.1	7.3
Net Gains (Losses) related to Bonds	12.6	(4.5)	(7.0)	19.7
International Operations	117.7	164.5	72.7	44.9
Profits on Foreign Exchange Transactions	103.6	156.0	76.4	27.2
Net Gains (Losses) related to Bonds	21.8	14.2	(1.1)	22.9

Breakdown of General and Administrative Expenses (Excluding Non-recurring Losses) (the Three Banks)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Personnel Expenses	¥ 122.5	¥ 245.7	¥ 125.4	¥ (2.8)
Non-personnel Expenses	257.0	531.3	268.5	(11.4)
Miscellaneous Taxes	24.3	52.1	26.5	(2.1)
Total	¥ 404.0	¥ 829.1	¥ 420.5	¥ (16.5)

(Reference) Breakdown of Credit-Related Costs (the Three Banks)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Credit-related Costs	¥ 14.6	¥ 61.2	¥ (33.5)	¥ 48.2
Credit Costs for Trust Accounts	0.6	2.7	1.4	(0.8)
Reversal of General Reserve for Possible Losses on Loans	(74.8)	(332.6)	(248.9)	174.1
Losses on Write-offs of Loans	26.4	163.6	138.3	(111.9)
Provision for Specific Reserve for Possible Losses on Loans	29.0	160.3	62.1	(33.1)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	(1.1)	(3.0)	(2.3)	1.1
Provision for (Reversal of) Reserve for Contingencies	30.0	8.5	(1.4)	31.4
Other Losses on Sales of Loans	4.5	61.7	17.1	(12.5)

3. Aggregated Assets and Liabilities

(the Three Banks) (Banking Accounts)

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Total Assets	¥ 136,697.5	¥ 135,561.5	¥ 134,494.0	¥ 1,136.0
Cash and Due from Banks	*7,446.3*	*9,818.5*	*8,041.7*	*(2,372.2)*
Call Loans	*2,913.2*	*2,296.1*	*3,028.0*	*617.1*
Securities	*40,941.2*	*39,192.0*	*36,305.6*	*1,749.1*
Loans and Bills Discounted	*63,543.9*	*62,647.1*	*64,140.3*	*896.8*
Total Liabilities	129.880.2	127,996.5	127,498.5	1,883.6
Deposits	*83,595.4*	*83,336.2*	*78,586.1*	*259.1*
Debentures	*7,309.8*	*7,894.5*	*8,555.7*	*(584.7)*
Call Money	*7,889.3*	*6,603.6*	*8,041.5*	*1,285.6*
Bills Sold	*2,624.2*	*3,342.4*	*2,880.4*	*(718.2)*
Total Shareholders' Equity	6,817.3	7,565.0	6,995.5	(747.6)
Net Unrealized Gains on Other Securities, net of Taxes	*744.8*	*523.7*	*344.8*	*221.0*

Breakdown of Deposits (the Three Banks excluding Financial Subsidiaries for Corporate Revitalization) (Banking Accounts)

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Deposits	¥ 67,385.8	¥ 65,085.3	¥ 62,481.8	¥ 2,300.5
Individual Deposits	31,270.8	30,928.1	30,784.1	342.7
Corporate Deposits	28,843.9	28,614.9	25,856.2	229.0
Financial/Government Institutions	7,271.0	5,542.2	5,841.4	1,728.7

Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

Balance of Housing and Consumer Loans (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Housing and Consumer Loans	¥ 11,671.1	¥ 11,833.0	¥ 11,821.4	¥ (161.9)
Housing Loans for Owner's Residential Housing	*9,071.9*	*9,140.4*	*9,038.1*	*(68.5)*

Loans to Both Small and Medium-Size Enterprises and Individual Customers (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, %

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Loans to Both Small and Medium-size Enterprises and Individual Customers	¥ 36,676.7	¥ 37,307.8	¥ 37,282.2	¥ (631.0)
Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers , of Total Domestic Loans	61.6%	62.4%	60.7%	(0.8)%

Notes: 1. Above figures do not include loans booked at overseas offices and offshore loans.
2. The definition of "Small and Medium-size Enterprises" is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below. (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry)

Fair Value of Other Securities (the Three Banks) (Banking Accounts)

Billions of yen

At September 30, 2005 (a)	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 31,522.4	¥ 32,796.2	¥ 1,556.2	¥ 282.5	¥ 1,273.7
Stocks*2	3,028.4	4,457.3	1,490.8	61.9	1,428.8
Bonds	21,228.2	21,108.8	4.3	123.7	(119.4)
Other	7,265.7	7,229.9	61.0	96.7	(35.7)

Billions of yen

At March 31, 2005 (b)	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 30,042.9	¥ 30,979.4	¥ 1,171.2	¥ 234.7	¥ 936.5
Stocks*2	3,077.1	4,127.9	1,115.4	64.5	1,050.8
Bonds	22,029.6	21,953.6	16.0	92.0	(75.9)
Other	4,936.2	4,897.8	39.7	78.1	(38.3)

Billions of yen

At September 30, 2004	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 28,013.0	¥ 28,642.9	¥ 895.6	¥ 265.6	¥ 629.9
Stocks*2	3,111.5	3,885.4	850.8	76.8	773.9
Bonds	20,336.7	20,197.1	11.8	151.4	(139.5)
Other	4,564.7	4,560.2	32.9	37.4	(4.4)

Billions of yen

Change (a)-(b)	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities	¥ 1,479.4	¥ 1,816.7	¥ 385.0	¥ 47.7	¥ 337.2
Stocks	(48.6)	329.3	375.4	(2.6)	378.0
Bonds	(801.3)	(844.7)	(11.6)	31.7	(43.4)
Other	2,329.5	2,332.1	21.3	18.6	2.6

*1 In addition to the balances shown in the above table, Other Securities includes securities without fair values.

*2 Fair value of Stocks is determined based on the average market price over the month preceding the balance sheet date.

*3 Net unrealized gains (losses) include ¥18.9 billion, ¥54.0 billion and ¥32.9 billion which was recognized in the Statement of Operations of September 30, 2005, March 31, 2005 and September 30, 2004, respectively, by applying the fair-value hedge method and other. As a result, the base amount to be recorded directly to Shareholders' Equity after tax adjustment as of September 30, 2005, March 31, 2005 and September 30, 2004 were ¥1,254.8 billion, ¥882.4 billion and ¥597.0 billion, respectively.

(Reference)

Unrealized Gains (Losses) on Other Securities (the base amount to be recorded directly to Shareholders' Equity after tax adjustment)

For certain Other Securities (which have readily determinable fair value), unrealized gains (losses) were recognized in the Statement of Operations by applying the fair-value hedge method and other. They were excluded from unrealized gains (losses) on Other Securities. These adjusted unrealized gains (losses) were the base amount, which was to be recorded directly to Shareholders' Equity after tax adjustment.

The base amount was as follows:

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Other Securities	¥ 1,254.8	¥ 882.4	¥ 597.0	¥ 372.4
Stocks	1,428.8	1,050.8	773.9	378.0
Bonds	(137.9)	(130.0)	(172.5)	(7.8)
Other	(36.0)	(38.3)	(4.4)	2.3

Status of Asset Quality

Credit-Related Costs

Credit-Related Costs (Consolidated)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Credit-related Costs	**¥ 14.6**	**¥ 93.9**	**¥ (28.4)**	**¥ 43.0**
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	**61.0**	**231.9**	**155.5**	**(94.5)**
Losses on Write-offs of Loans	26.4	161.4	138.4	(111.9)
Reversal of Reserves for Possible Losses on Loans, etc.	**(47.0)**	**(140.7)**	**(185.4)**	**138.4**
Credit Costs for Trust Accounts	**0.6**	**2.7**	**1.4**	**(0.8)**

Note: Credit-related Costs = (Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

Credit-Related Costs (the Three Banks)

Billions of yen

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	September 30, 2005 (a)	March 31, 2005	September 30, 2004 (b)	Change (a)-(b)
Credit-related Costs	**¥ 14.6**	**¥ 61.2**	**¥ (33.5)**	**¥ 48.2**
Credit Costs for Trust Accounts	0.6	2.7	1.4	(0.8)
Reversal of General Reserve for Possible Losses on Loans	(74.8)	(332.6)	(248.9)	174.1
Losses on Write-offs of Loans	26.4	163.6	138.3	(111.9)
Provision for Specific Reserve for Possible Losses on Loans	29.0	160.3	62.1	(33.1)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	(1.1)	(3.0)	(2.3)	1.1
Provision for (Reversal of) Reserve for Contingencies	30.0	8.5	(1.4)	31.4
Other Losses on Sales of Loans	4.5	61.7	17.1	(12.5)

○ Status of Disclosed Claims under the Financial Reconstruction Law (FRL)

Disclosed Claims under the FRL (Consolidated)

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 199.8	¥ 251.6	¥ 434.0	¥ (51.7)
Claims with Collection Risk	728.9	859.0	908.7	(130.0)
Claims for Special Attention	432.6	476.5	962.0	(43.8)
Total	**¥ 1,361.4**	**¥ 1,587.1**	**¥ 2,304.7**	**¥ (225.7)**

Notes: 1. Above figures don't include disclosed claims in Trust Accounts.
2. Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Amount of Partial Direct Write-offs	¥ 952.4	¥ 1,042.5	¥ 1,448.7	¥ (90.0)

Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 161.4	¥ 209.5	¥ 400.2	¥ (48.0)
Claims with Collection Risk	702.7	805.8	862.5	(103.0)
Claims for Special Attention	433.2	480.2	961.9	(47.0)
Subtotal	**1,297.5**	**1,495.6**	**2,224.7**	**(198.1)**
Normal Claims	68,788.9	67,600.3	68,570.8	1,188.6
Total	**¥ 70,086.4**	**¥ 69,095.9**	**¥ 70,795.5**	**¥ 990.5**

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Amount of Partial Direct Write-offs	¥ 784.1	¥ 865.4	¥ 1,237.6	¥ (81.2)

Ratio of Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

%

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.23%	0.30%	0.56%	(0.07)%
Claims with Collection Risk	1.00	1.16	1.21	(0.16)
Claims for Special Attention	0.61	0.69	1.35	(0.07)
Subtotal	**1.85**	**2.16**	**3.14**	**(0.31)**
Normal Claims	98.14	97.83	96.85	0.31
Total	**100.00%**	**100.00%**	**100.00%**	/

Note: Above figures are presented net of partial direct write-offs.

Disclosed Claims under the FRL and Coverage Amount (the Three Banks) (Banking Accounts)

Billions of yen

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Claims against Bankrupt and Substantially Bankrupt Obligors	**¥ 161.4**	**¥ 206.7**	**¥ 396.9**	**¥ (45.2)**
Collateral, Guarantees, and equivalent	147.0	185.4	356.4	(38.3)
Reserves for Possible Losses	14.4	21.2	40.4	(6.8)
Claims with Collection Risk	**702.7**	**804.2**	**860.1**	**(101.5)**
Collateral, Guarantees, and equivalent	247.1	313.0	355.6	(65.8)
Reserves for Possible Losses	371.3	370.4	353.8	0.9
Claims for Special Attention	**429.4**	**474.9**	**959.0**	**(45.5)**
Collateral, Guarantees, and equivalent	182.7	152.6	372.4	30.1
Reserves for Possible Losses	80.1	95.9	237.6	(15.7)
Total	¥ 1,293.6	¥ 1,485.9	¥ 2,216.1	¥ (192.2)
Collateral, Guarantees, and equivalent	576.9	651.0	1,084.6	(74.0)
Reserves for Possible Losses	466.0	487.6	631.9	(21.6)

Note: Above figures are presented net of partial direct write-offs.

Coverage on Disclosed Claims under the FRL (the Three Banks) (Banking Accounts)

Billions of yen, %

At September 30, 2005 and 2004, and at March 31, 2005	September 30, 2005 (a)	March 31, 2005 (b)	September 30, 2004	Change (a)-(b)
Coverage Amount	**¥ 1,043.0**	**¥ 1,138.7**	**¥ 1,716.5**	**¥ (95.7)**
Reserves for Possible Losses	466.0	487.6	631.9	(21.6)
Collateral, Guarantees, and equivalent	576.9	651.0	1,084.6	(74.0)
Coverage Ratio	**80.6%**	**76.6%**	**77.4%**	**3.9%**
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	100.0	100.0	—
Claims with Collection Risk	88.0	84.9	82.4	3.0
Claims for Special Attention	61.2	52.3	63.6	8.9
(Claims against Special Attention Obligors)	64.5	54.0	64.3	10.4
Reserve Ratio against Non-collateralized Claims				
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0%	100.0%	100.0%	—%
Claims with Collection Risk	81.5	75.4	70.1	6.1
Claims for Special Attention	32.5	29.7	40.5	2.7
(Claims against Special Attention Obligors)	35.1	31.9	42.2	3.2
(Reference) Reserve Ratio				
Claims against Special Attention Obligors	19.24%	21.56%	26.02%	(2.32)%
Claims against Watch Obligors excluding Claims against Special Attention Obligors	9.77	8.28	9.66	1.49
Claims against Normal Obligors	0.12	0.11	0.12	0.00

Note: Above figures are presented net of partial direct write-offs.

○ Status of Loans by Industry

Outstanding Balances, Disclosed Claims under the FRL by Industry, and Coverage Ratio (the Three Banks) (Banking Accounts and Trust Acounts)

Billions of yen, %

At September 30, 2005 and at March 31, 2005	September 30, 2005 (a)			March 31, 2005 (b)		
	Outstanding Balance	Disclosed Claims under the FRL	Coverage Ratio	Outstanding Balance	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	**¥ 59,506.5**	**¥ 1,236.4**	**81.5%**	**¥ 59,700.4**	**¥ 1,425.8**	**77.3%**
Manufacturing	7,271.7	96.3	86.0	7,550.7	116.2	78.7
Agriculture	41.9	0.5	94.6	44.2	0.7	93.0
Forestry	1.2	0.0	100.0	1.3	—	—
Fishery	11.4	0.0	100.0	6.0	0.0	100.0
Mining	122.8	0.0	100.0	138.1	—	—
Construction	1,561.2	87.2	83.2	1,646.9	97.5	82.2
Utilities	998.2	0.7	100.0	1,057.2	1.0	100.0
Communication	848.8	8.0	74.2	892.2	11.8	68.4
Transportation	2,991.0	134.3	72.0	3,027.1	76.8	68.5
Wholesale & Retail	6,656.2	237.4	74.1	6,929.1	335.1	69.1
Finance & Insurance	6,819.3	6.6	64.3	6,982.9	8.3	76.1
Real Estate	7,355.4	256.3	90.4	6,598.2	294.7	85.7
Service Industries	9,989.5	238.5	78.1	9,945.3	275.9	68.9
Local Government	358.1	—	—	478.5	—	—
Other	14,479.3	170.1	88.3	14,401.9	207.5	90.5
Overseas Total (including Loans Booked Offshore)	**4,979.0**	**61.0**	**59.5**	**4,192.9**	**69.7**	**61.8**
Governments	233.5	8.3	17.8	154.8	10.5	24.4
Financial Institutions	812.5	0.6	100.0	632.2	0.6	100.0
Other	3,932.8	52.0	65.7	3,405.8	58.5	68.0
Total	**¥ 64,485.5**	**¥ 1,297.5**	**80.6%**	**¥ 63,893.4**	**¥ 1,495.6**	**76.6%**

Billions of yen, %

At September 30, 2004	September 30, 2004			Change (a)-(b)		
	Outstanding Balance	Disclosed Claims under the FRL	Coverage Ratio	Outstanding Balance	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	**¥ 61,375.5**	**¥ 2,116.3**	**77.5%**	**¥ (193.8)**	**¥ (189.4)**	**4.2 %**
Manufacturing	8,058.4	188.5	80.6	(279.0)	(19.8)	7.3
Agriculture	47.8	1.5	92.6	(2.3)	(0.1)	1.5
Forestry	1.4	—	—	(0.0)	0.0	100.0
Fishery	8.2	1.7	100.0	5.4	0.0	—
Mining	124.4	0.7	99.9	(15.3)	0.0	100.0
Construction	1,743.3	167.0	64.6	(85.6)	(10.3)	1.0
Utilities	1,149.9	0.7	100.4	(59.0)	(0.2)	—
Communication	929.3	13.9	54.3	(43.4)	(3.7)	5.7
Transportation	3,049.6	28.7	74.3	(36.0)	57.5	3.5
Wholesale & Retail	7,195.3	551.8	74.2	(272.9)	(97.7)	5.0
Finance & Insurance	7,382.2	43.6	96.0	(163.6)	(1.6)	(11.8)
Real Estate	6,778.6	531.1	82.5	757.2	(38.4)	4.7
Service Industries	10,218.5	283.8	69.3	44.1	(37.4)	9.1
Local Government	450.1	—	—	(120.4)	—	—
Other	14,237.7	302.7	85.9	77.4	(37.3)	(2.2)
Overseas Total (including Loans Booked Offshore)	**3,986.9**	**108.4**	**76.4**	**786.0**	**(8.6)**	**(2.2)**
Governments	170.7	10.7	26.0	78.7	(2.1)	(6.5)
Financial Institutions	412.6	0.9	90.5	180.3	0.0	—
Other	3,403.5	96.7	81.9	526.9	(6.5)	(2.3)
Total	**¥ 65,362.4**	**¥ 2,224.7**	**77.4%**	**¥ 592.1**	**¥ (198.1)**	**3.9 %**

○ Results of Removal of Non-Performing Loans (NPLs) from the Balance Sheet

Outstanding Balances of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL) (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Before September 30, 2002	At March 31, 2003	At September 30, 2003	At March 31, 2004	At September 30, 2004	At March 31, 2005 (a)	At September 30, 2005 (b)	Change (b)-(a)
Amount Categorized as below before September 30, 2002	**¥ 6,630.3**	**¥ 1,070.7**	**¥ 773.6**	**¥ 429.7**	**¥ 302.6**	**¥ 122.2**	**¥ 83.5**	**¥ (38.6)**
of which the amount in the process of being removed from the balance sheet	*751.8*	*399.8*	*323.8*	*194.2*	*137.2*	*65.7*	*44.1*	*(21.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors	1,994.3	526.0	420.6	236.9	172.8	71.3	45.6	(25.7)
Claims with Collection Risk	4,636.0	544.7	353.0	192.7	129.7	50.8	37.9	(12.9)
Amount Newly Categorized as below during the Second Half of Fiscal 2002		**809.5**	**603.5**	**321.0**	**187.8**	**49.0**	**38.8**	**(10.1)**
of which the amount in the process of being removed from the balance sheet		*57.0*	*74.0*	*45.2*	*32.6*	*15.9*	*14.2*	*(1.7)*
Claims against Bankrupt and Substantially Bankrupt Obligors		89.1	82.1	83.4	62.9	30.8	25.1	(5.7)
Claims with Collection Risk		720.3	521.4	237.6	124.9	18.1	13.7	(4.4)
Amount Newly Categorized as below during the First Half of Fiscal 2003			**390.3**	**192.0**	**95.3**	**37.0**	**18.1**	**(18.8)**
of which the amount in the process of being removed from the balance sheet			*40.9*	*23.4*	*20.8*	*11.3*	*5.8*	*(5.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors			45.7	28.1	23.5	9.5	6.3	(3.1)
Claims with Collection Risk			344.5	163.9	71.8	27.4	11.7	(15.7)
Amount Newly Categorized as below during the Second Half of Fiscal 2003				**525.9**	**161.1**	**60.4**	**28.6**	**(31.8)**
of which the amount in the process of being removed from the balance sheet				*83.7*	*62.7*	*25.8*	*10.5*	*(15.3)*
Claims against Bankrupt and Substantially Bankrupt Obligors				87.3	75.1	31.2	13.1	(18.1)
Claims with Collection Risk				438.5	86.0	29.1	15.4	(13.7)
Amount Newly Categorized as below during the First Half of Fiscal 2004					**515.7**	**72.3**	**46.3**	**(25.9)**
of which the amount in the process of being removed from the balance sheet					*39.9*	*25.6*	*17.6*	*(7.9)*
Claims against Bankrupt and Substantially Bankrupt Obligors					65.8	26.3	20.8	(5.4)
Claims with Collection Risk					449.9	46.0	25.5	(20.4)
Amount Newly Categorized as below during the Second Half of Fiscal 2004						**674.1**	**499.7**	**(174.4)**
of which the amount in the process of being removed from the balance sheet						*24.1*	*22.6*	*(1.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors						40.1	22.8	(17.3)
Claims with Collection Risk						634.0	476.8	(157.1)
Amount Newly Categorized as below during the First Half of Fiscal 2005							**148.9**	**148.9**
of which the amount in the process of being removed from the balance sheet							*23.0*	*23.0*
Claims against Bankrupt and Substantially Bankrupt Obligors							27.5	27.5
Claims with Collection Risk							121.4	121.4
Total	/	¥ 1,880.2	¥ 1,767.6	¥ 1,468.7	¥ 1,262.8	¥ 1,015.3	¥ 864.2	¥ (151.1)
of which the amount in the process of being removed from the balance sheet	/	*456.9*	*438.8*	*346.6*	*293.4*	*168.7*	*138.0*	*(30.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors	/	615.1	548.6	435.9	400.2	209.5	161.4	(48.0)
Claims with Collection Risk	/	1,265.0	1,218.9	1,032.8	862.5	805.8	702.7	(103.0)

Progress in Removal from the Balance Sheet (Accumulated Removal Amount and Removal Ratio) (the Three Banks) (Banking Accounts and Trust Accounts)

	Billions of yen			%	
	Amount Newly Categorized	Balance at September 30, 2005	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio
Before September 30, 2002	¥ 6,630.3	¥ 83.5	¥ 6,546.8	98.7%	99.4%
Second Half of Fiscal 2002	809.5	38.8	770.6	95.2	96.9
First Half of Fiscal 2003	390.3	18.1	372.1	95.3	96.8
Second Half of Fiscal 2003	525.9	28.6	497.3	94.5	96.5
First Half of Fiscal 2004	515.7	46.3	469.4	91.0	94.4
Second Half of Fiscal 2004	674.1	499.7	174.4	25.8	29.2
First Half of Fiscal 2005	148.9	148.9	/	/	/
Total	¥ 9,695.0	¥ 864.2	¥ 8,830.8	/	/

Note: Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

Breakdown of Reasons for Removal from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Newly Categorized as Claims against Bankrupt and Substantially Bankrupt Obligors or Claims with Collection Risk						Amount Removed from BS in the First Half of Fiscal 2005
	Accumulated as of September 30, 2002	Second Half of Fiscal 2002	First Half of Fiscal 2003	Second Half of Fiscal 2003	First Half of Fiscal 2004	Second Half of Fiscal 2004	
Liquidation	¥ (22.0)	¥ (0.6)	¥ (1.9)	¥ (0.7)	¥ (2.4)	¥ (0.7)	¥ (28.5)
Restructuring	(9.7)	—	(0.5)	—	(1.5)	(0.6)	(12.5)
Improvement in Business Performance due to Restructuring	(0.5)	—	(0.5)	(0.0)	(0.0)	—	(1.0)
Securitization	(36.7)	(25.7)	(14.4)	(31.4)	(7.3)	(37.5)	(153.2)
Direct Write-off	64.5	20.1	9.1	14.4	4.1	(13.2)	99.2
Other	(34.1)	(3.9)	(10.5)	(14.0)	(18.8)	(122.2)	(203.8)
Debt Recovery	(28.5)	(2.1)	(6.0)	(11.2)	(14.2)	(86.2)	(148.5)
Improvement in Business Performance	(5.6)	(1.7)	(4.4)	(2.7)	(4.5)	(35.9)	(55.2)
Total	¥ (38.6)	¥ (10.1)	¥ (18.8)	¥ (31.8)	¥ (25.9)	¥ (174.4)	¥ (300.0)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Breakdown of Amount Removed						Accumulated Amount Removed from BS from Second Half of Fiscal 2000
	Before March 31, 2003	First Half of Fiscal 2003	Second Half of Fiscal 2003	First Half of Fiscal 2004	Second Half of Fiscal 2004	First Half of Fiscal 2005	
Liquidation	¥ (962.2)	¥ (20.6)	¥ (129.5)	¥ (27.3)	¥ (160.3)	¥ (28.5)	¥ (1,328.7)
Restructuring	(994.5)	(46.4)	(320.8)	(139.5)	(98.6)	(12.5)	(1,612.6)
Improvement in Business Performance due to Restructuring	(121.2)	(6.4)	(43.9)	(0.5)	(2.9)	(1.0)	(176.3)
Securitization	(2,637.6)	(116.0)	(411.9)	(254.1)	(502.5)	(153.2)	(4,075.7)
Direct Write-off	1,761.8	19.3	519.6	128.6	363.0	99.2	2,891.8
Other	(2,605.8)	(332.6)	(438.1)	(428.7)	(520.0)	(203.8)	(4,529.2)
Debt Recovery	/	(224.2)	(313.7)	(160.7)	(291.4)	(148.5)	/
Improvement in Business Performance	/	(108.3)	(124.4)	(267.9)	(228.6)	(55.2)	/
Total	¥ (5,559.7)	¥ (502.9)	¥ (824.7)	¥ (721.7)	¥ (921.6)	¥ (300.0)	¥ (8,830.8)

*From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2002.

○ Overview of Disclosure of NPLs at September 30, 2005 (the Three Banks) (Banking Accounts)

Billions of yen

1. Self-Assessment

Obligor \ Categorization	Non-Categorization	Category II	Category III	Category IV (Non-Collateralized)
Bankrupt and Substantially Bankrupt Obligors 161.4	161.4 Collateral, Guarantees, etc.: 147.0 Reserves for Possible Losses: 14.4		**Reserve Ratio 100%**	**Direct Write-offs**
Intensive Control Obligors 702.7	618.5 Collateral, Guarantees, etc.: 247.1 Reserves for Possible Losses: 371.3		84.1 **Reserve Ratio 81.5%**	
Watch Obligors — Claims for Special Attention 429.4 (Special Attention Obligors)	**Reserve Ratio against Uncovered Portion 32.5%** Collateral, Guarantees, etc.: 182.7 Reserves for Possible Losses: 80.1			
Watch Obligors — Other Watch Obligors				
Normal Obligors				
Total 69,978.6				

Claims against Special Attention Obligors
·Coverage Ratio: 64.5%
·Reserve Ratio for Uncovered Portion: 35.1%
·Reserve Ratio against Entire Claim: 19.2%

Reserve Ratio against Total Claims
·Other Watch Obligors 9.77%
·Normal Obligors 0.12%

2. Disclosed Claims under the FRL

2. Disclosed Claims under the FRL
Claims against Bankrupt and Substantially Bankrupt Obligors 161.4 **Coverage Ratio 100%**
Claims with Collection Risk 702.7 **Coverage Ratio 88.0%**
Claims for Special Attention (Note 1) 429.4 **Coverage Ratio 61.2%**
Total Coverage Ratio 80.6%
Total 1,293.6

3. Non-Accrual, Past Due & Restructured Loans

3. Non-Accrual, Past Due & Restructured Loans
Loans to Bankrupt Obligors 66.8
Non-Accrual Delinquent Loans 768.1
29.4 (Note 2)
Loans Past Due for 3 Months or More 29.4
Restructured Loans 399.7
Total 1,264.2

Notes: 1. Claims for Special Attention is denoted in individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to claims for Special Attention.
2. The difference between total Non-Accrual, Past Due and Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

Consolidated Balance Sheets

At September 30, 2005 and 2004, and at March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
Assets				
Cash and Due from Banks	¥ 5,124,514	¥ 6,808,965	¥ 5,442,843	$ 45,265,563
Call Loans and Bills Purchased	316,184	397,507	219,257	2,792,904
Receivables under Resale Agreements	6,146,366	5,004,683	4,114,679	54,291,730
Guarantee Deposits Paid under Securities Borrowing Transactions	8,848,749	8,680,334	8,882,518	78,162,257
Other Debt Purchased	1,435,121	1,007,826	806,854	12,676,630
Trading Assets	11,389,933	11,047,601	11,027,377	100,608,895
Money Held in Trust	42,783	28,679	23,612	377,914
Securities	38,447,107	36,047,035	33,267,393	339,608,759
Loans and Bills Discounted	63,811,414	62,917,336	64,296,977	563,655,280
Foreign Exchange Assets	844,340	716,907	694,628	7,458,181
Other Assets	5,443,942	5,577,985	5,539,225	48,087,113
Premises and Equipment	983,510	1,028,082	1,086,638	8,687,489
Deferred Debenture Charges	269	303	301	2,382
Deferred Tax Assets	795,742	1,036,907	1,238,533	7,028,905
Customers' Liabilities for Acceptances and Guarantees	4,274,258	3,928,176	4,047,681	37,755,134
Reserves for Possible Losses on Loans	(1,014,562)	(1,146,797)	(1,360,108)	(8,961,779)
Reserve for Possible Losses on Investments	(1,676)	(5,300)	(1,245)	(14,812)
Total Assets	**¥ 146,887,998**	¥ 143,076,236	**¥ 139,327,169**	**$ 1,297,482,545**
Liabilities, Minority Interests and Shareholders' Equity				
Liabilities				
Deposits	80,402,985	80,368,058	76,049,315	710,210,987
Debentures	7,242,231	7,795,073	8,461,535	63,971,663
Call Money and Bills Sold	8,362,955	8,359,912	8,457,918	73,871,177
Payables under Repurchase Agreements	10,976,813	8,357,544	8,301,479	96,959,756
Guarantee Deposits Received under Securities Lending Transactions	6,413,986	7,635,035	8,445,778	56,655,653
Commercial Paper	51,400	1,397,200	1,257,000	454,023
Trading Liabilities	8,809,022	7,942,784	7,827,309	77,811,347
Borrowed Money	2,697,826	2,634,433	2,054,115	23,830,281
Foreign Exchange Liabilities	361,597	292,905	253,841	3,194,046
Short-term Bonds	2,359,900	260,300	180,200	20,845,332
Bonds and Notes	2,423,541	2,356,972	2,378,089	21,407,487
Due to Trust Accounts	1,497,206	1,367,569	1,317,356	13,225,037
Other Liabilities	5,903,351	5,092,621	5,275,286	52,145,142
Reserve for Bonus Payments	25,498	34,475	27,367	225,228
Reserve for Employee Retirement Benefits	37,622	37,137	34,909	332,323
Reserve for Contingencies	40,136	10,108	131,341	354,527
Reserves under Special Laws	2,043	1,834	1,603	18,055
Deferred Tax Liabilities	36,854	34,016	30,064	325,541
Deferred Tax Liabilities for Revaluation Reserve for Land	127,662	135,984	149,036	1,127,659
Acceptances and Guarantees	4,274,258	3,928,176	4,047,681	37,755,134
Total Liabilities	**142,046,896**	**138,042,144**	**134,681,230**	**1,254,720,398**
Minority Interests	**¥ 1,157,819**	**¥ 1,128,364**	**¥ 1,108,342**	**$ 10,227,184**

(continued)

At September 30, 2005 and 2004, and at March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
Shareholders' Equity				
Common Stock and Preferred Stock	¥ 1,540,965	¥ 1,540,965	¥ 1,540,965	$ 13,611,563
Capital Surplus	69,665	1,022,571	1,022,559	615,366
Retained Earnings	1,323,453	1,048,530	636,031	11,690,254
Revaluation Reserve for Land, net of Taxes	186,695	198,945	217,971	1,649,105
Net Unrealized Gains on Other Securities, net of Taxes	748,121	538,027	350,491	6,608,266
Foreign Currency Translation Adjustments	(50,800)	(48,757)	(96,156)	(448,732)
Treasury Stock	(134,817)	(394,555)	(134,265)	(1,190,859)
Total Shareholders' Equity	3,683,283	3,905,726	3,537,597	32,534,963
Total Liabilities, Minority Interests and Shareholders' Equity	¥ 146,887,998	¥ 143,076,236	¥ 139,327,169	$ 1,297,482,545

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥113.21=US$1.00, the foreign exchange rate on September 30, 2005, has been used for translation.

Consolidated Statements of Operations

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
Income				
Interest Income	¥ 904,469	¥ 1,584,415	¥ 776,962	$ 7,989,309
Fiduciary Income	34,103	63,253	26,776	301,242
Fee and Commission Income	301,915	566,120	268,036	2,666,865
Trading Income	82,921	165,059	70,009	732,460
Other Operating Income	201,097	341,506	170,938	1,776,323
Other Income	241,800	735,297	362,906	2,135,860
Total Income	**1,766,309**	**3,455,653**	**1,675,631**	**15,602,059**
Expenses				
Interest Expenses	371,301	477,983	212,383	3,279,756
Fee and Commission Expenses	46,496	93,492	52,858	410,712
Trading Expenses	1,401	—	—	12,380
Other Operating Expenses	59,487	155,781	86,205	525,465
General and Administrative Expenses	548,388	1,091,348	563,053	4,843,990
Other Expenses	244,953	693,989	332,048	2,163,712
Total Expenses	**1,272,029**	**2,512,594**	**1,246,550**	**11,236,015**
Income before Income Taxes and Minority Interests	**494,279**	**943,059**	**429,080**	**4,366,044**
Income Taxes:				
Current	24,897	41,045	18,961	219,926
Refund	—	21,228	—	—
Deferred	89,485	235,227	148,438	790,438
Minority Interests in Net Income	41,305	60,630	27,739	364,862
Net Income	**¥ 338,590**	**¥ 627,383**	**¥ 233,941**	**$ 2,990,818**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥113.21=US$1.00, the foreign exchange rate on September 30, 2005, has been used for translation.

Consolidated Statements of Capital Surplus and Retained Earnings

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
Capital Surplus				
Balance at the beginning of the fiscal year	¥ 1,022,571	¥1,262,526	¥ 1,262,526	$ 9,032,519
Increase	7	28	16	69
Decrease	952,913	239,982	239,982	8,417,222
Balance at the end of the period/fiscal year	69,665	1,022,571	1,022,559	615,366
Retained Earnings				
Balance at the beginning of the fiscal year	1,048,530	462,594	462,594	9,261,821
Increase	12,216	32,833	13,776	107,908
Decrease	75,883	74,280	74,280	670,293
Net Income	338,590	627,383	233,941	2,990,818
Balance at the end of the period/fiscal year	¥ 1,323,453	¥ 1,048,530	¥ 636,031	$ 11,690,254

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥113.21=US$1.00, the foreign exchange rate on September 30, 2005, has been used for translation.

Consolidated Statements of Cash Flows

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
I. Cash Flow from Operating Activities				
Income before Income Taxes and Minority Interests	¥ 494,279	¥ 943,059	¥ 429,080	$ 4,366,044
Depreciation	59,267	129,567	66,541	523,518
Losses on Impairment of Fixed Assets	16,585	67,143	43,510	146,503
Amortization of Consolidation Differences	1	426	(0)	9
Equity in Income from Investments in Affiliates	(4,795)	(1,429)	(2,017)	(42,363)
Decrease in Reserves for Possible Losses on Loans	(132,446)	(703,361)	(490,260)	(1,169,922)
Increase (Decrease) in Reserve for Possible Losses on Investments	(4,575)	4,324	269	(40,412)
Increase (Decrease) in Reserve for Contingencies	30,028	(122,631)	(1,397)	265,242
Decrease in Reserve for Bonus Payments	(8,901)	(4,157)	(11,122)	(78,626)
Increase in Reserve for Employee Retirement Benefits	485	5,143	2,929	4,285
Interest Income—accrual basis	(904,469)	(1,584,415)	(776,962)	(7,989,309)
Interest Expenses—accrual basis	371,301	477,983	212,383	3,279,756
Gains on Securities	(77,973)	(243,429)	(87,337)	(688,754)
Gains on Money Held in Trust	(142)	(306)	(317)	(1,257)
Foreign Exchange Losses (Gains) —net	(133,150)	6,646	144	(1,176,135)
Gains on Disposal of Premises and Equipment	(1,591)	(5,334)	(8,612)	(14,062)
Net Increase in Trading Assets	(315,948)	(2,982,338)	(2,940,354)	(2,790,817)
Net Increase in Trading Liabilities	850,965	1,848,161	1,720,131	7,516,698
Net Decrease (Increase) in Loans and Bills Discounted	(777,902)	3,334,370	2,006,529	(6,871,319)
Net Increase (Decrease) in Deposits	31,726	2,873,864	(1,438,766)	280,248
Net Decrease in Debentures	(552,841)	(1,664,440)	(997,979)	(4,883,326)
Net Increase in Borrowed Money (excluding Subordinated Borrowed Money)	118,398	877,030	421,383	1,045,834
Net Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(182,592)	81,198	(379,452)	(1,612,865)
Net Decrease (Increase) in Call Loans etc.	(1,401,131)	(16,245)	1,287,354	(12,376,392)
Net Increase in Guarantee Deposits Paid under Securities Borrowing Transactions	(168,411)	(709,725)	(911,909)	(1,487,599)
Net Increase (Decrease) in Call Money etc.	2,519,634	(164,974)	(159,085)	22,256,291
Net Increase (Decrease) in Commercial Paper	(1,345,800)	559,400	419,200	(11,887,642)
Net Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(1,221,049)	(526,766)	283,975	(10,785,702)
Net Increase in Foreign Exchange Assets	(127,696)	(107,737)	(85,700)	(1,127,965)
Net Increase (Decrease) in Foreign Exchange Liabilities	68,781	(59,235)	(98,302)	607,557
Net Increase in Short-term Bonds (Liabilities)	2,099,600	80,300	200	18,546,065
Net Increase in Bonds and Note	42,057	86,320	33,387	371,502
Net Increase (Decrease) in Due to Trust Accounts	129,636	7,037	(43,175)	1,145,099
Interest and Dividend Income—cash basis	905,355	1,622,787	800,485	7,997,135
Interest Expenses—cash basis	(380,295)	(458,667)	(215,942)	(3,359,205)
Other—net	(224,063)	905,750	105,503	(1,979,185)
Subtotal	(227,673)	4,555,314	(815,684)	(2,011,071)
Cash Paid in Income Taxes	(66,701)	(137,303)	(64,526)	(589,182)
Net Cash Provided by (Used in) Operating Activities	**¥ (294,374)**	**¥ 4,418,011**	**¥ (880,211)**	**$ (2,600,253)**

(continued)

For the Six Months ended September 30, 2005 and 2004, and for the Fiscal Year ended March 31, 2005	Millions of yen			Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2004	September 30, 2005
II. Cash Flow from Investing Activities				
Payments for Purchase of Securities	¥ (41,414,297)	¥ (69,640,865)	¥ (32,976,401)	$ (365,818,372)
Proceeds from Sale of Securities	20,348,175	34,321,694	16,209,146	179,738,319
Proceeds from Redemption of Securities	20,353,611	31,505,073	16,210,627	179,786,340
Payments for Increase in Money Held in Trust	(14,211)	(19,605)	(12,571)	(125,533)
Proceeds from Decrease in Money Held in Trust	240	19,104	16,691	2,124
Payments for Purchase of Premises and Equipment	(31,413)	(71,486)	(28,045)	(277,482)
Proceeds from Sale of Premises and Equipment	39,074	98,715	40,959	345,153
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—	(734)	—	—
Net Cash Used in Investing Activities	**(718,821)**	**(3,788,105)**	**(539,594)**	**(6,349,451)**
III. Cash Flow from Financing Activities				
Proceeds from Issuance of Subordinated Borrowed Money	88,000	140,000	30,000	777,317
Repayments of Subordinated Borrowed Money	(144,932)	(41,914)	(41,450)	(1,280,206)
Proceeds from Issuance of Subordinated Bonds	226,574	462,674	305,610	2,001,368
Payments for Redemption of Subordinated Bonds	(222,309)	(570,886)	(353,700)	(1,963,689)
Proceeds from Investments in Minority Shareholders	—	75,010	75,010	—
Dividends Paid	(75,883)	(74,280)	(74,280)	(670,293)
Dividends Paid to Minority Shareholders	(36,778)	(47,915)	(35,161)	(324,867)
Payments for Repurchase of Treasury Stock	(693,197)	(500,476)	(240,157)	(6,123,111)
Proceeds from Sale of Treasury Stock	32	60	44	284
Net Cash Used in Financing Activities	**(858,493)**	**(557,729)**	**(334,085)**	**(7,583,197)**
IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	**(120)**	**220**	**(153)**	**(1,067)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(1,871,810)**	**72,397**	**(1,754,044)**	**(16,533,968)**
VI. Cash and Cash Equivalents at the beginning of the fiscal year	**5,602,062**	**5,529,664**	**5,529,664**	**49,483,815**
VII. Cash and Cash Equivalents at the end of the period/fiscal year	**¥ 3,730,252**	**¥ 5,602,062**	**¥ 3,775,619**	**$ 32,949,847**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥113.21=US$1.00, the foreign exchange rate on September 30, 2005, has been used for translation.

Office Network of Mizuho

Domestic Network of Mizuho

(As of September 30, 2005)

Mizuho Financial Group
Head Office

Mizuho Corporate Bank
Head Office and Branches: 18

Mizuho Bank
Head Office and Branches: 416
Sub-branches: 90
Agencies: 40

Mizuho Securities
Head Office

Mizuho Trust & Banking
Head Office and Branches: 37
Sub-branch: 1

International Network of Mizuho

(As of December 31, 2005)

Asia and Oceania

(Country/Region)

China

Beijing Branch
8th Floor, Chang-Fu-Gong Office Building, Jia 26, Jianguomenwai Street, Chaoyang District, Beijing 100022, The People's Republic of China
TEL 86-10-6525-1888

Dalian Branch
6th Floor, Senmao Building, Zhongshan Road 147, Xigang District, Dalian 116011, The People's Republic of China
TEL 86-411-8360-2543

Shanghai Branch
25th Floor, HSBC TOWER, 101 Yin Cheng East Road, Pudong New Area, Shanghai 200120, The People's Republic of China
TEL 86-21-6841-0001

Shenzhen Branch
21st Floor, Shenzhen International Financial Building, Jian She Lu, Shenzhen, Guangdong Province 518001, The People's Republic of China
TEL 86-755-8222-1918

*Beijing Representative Office**
8th Floor, Chang-Fu-Gong Office Building, Jia 26, Jianguomenwai Street, Chaoyang District, Beijing 100022, The People's Republic of China
TEL 86-10-6523-4779

Guangzhou Representative Office
12th Floor, Garden Tower, 368 Huanshi Dong Lu, Guangzhou 510064, The People's Republic of China
TEL 86-20-8385-8000

Nanjing Representative Office
Room 801, Nanjing Grand Hotel, 208 Guangzhou Road, Nanjing, Jiangsu Province 210024, The People's Republic of China
TEL 86-25-8332-9379

*Shanghai Representative Office**
24th Floor, HSBC TOWER, 101 Yin Cheng East Road, Pudong New Area, Shanghai 200120, The People's Republic of China
TEL 86-21-6841-1000

Tianjin Representative Office
Room 2202, Tianjin International Building 75, Nanjing Road, Tianjin 300050, The People's Republic of China
TEL 86-22-2330-5448

Wuhan Representative Office
Room 411, Shangri-la Hotel, 700 Jian She Dadao, Wuhan 430015, The People's Republic of China
TEL 86-27-8578-1155

Xiamen Representative Office
Room 2102, The Bank Center, No.189 Xiahe Road, Xiamen, Fujian 361003, The People's Republic of China
TEL 86-592-239-5571

Hong Kong

Hong Kong Branch
17th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2103-3000

Mizuho Capital Markets (HK) Limited
16th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2537-3815

*Mizuho Securities Asia Limited**
10th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2685-2000

India

Mumbai Branch
Maker Chamber III, 1st Floor, Jamnalal Bajaj Road, Nariman Point, Mumbai, 400021 India
TEL 91-22-2288-6638

New Delhi Representative Office
4th Floor, East Tower, Sood Tower, 25, Barakhamba Road, New Delhi 110 001, India
TEL 91-11-3041-0900

Indonesia

PT. Bank Mizuho Indonesia
Plaza BII Menara 2, 24th Floor, JL., M.H. Thamrin No.51, Jakarta 10350, Indonesia
TEL 62-21-392-5222

Korea

Seoul Branch
8th Floor, Seoul City Tower, 581, Namdaemunro, 5-ka, Chung-ku, Seoul, Republic of Korea
TEL 822-3782-8500

Malaysia

Labuan Branch
Level 9 (B) & (C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
TEL 60-87-417766

Labuan Branch, Kuala Lumpur Marketing Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6880

Kuala Lumpur Representative Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6595

Philippines

Manila Branch
26th Floor, Citibank Tower, Valero Street corner Villar Street, Salcedo Village, Makati City, Metro Manila, Philippines
TEL 63-2-848-0001

Singapore

Singapore Branch
168 Robinson Road, #13-00 Capital Tower, Singapore 068912, Republic of Singapore
TEL 65-6423-0330

Taiwan

Kaohsiung Branch
12th Floor, No.2, Chung Cheng 3rd Road, Kaohsiung 800, Taiwan
TEL 886-7-236-8768

Taipei Branch
2nd Floor, Hung Kuo Building, 167 Tun Hua North Road, Taipei 105, Taiwan
TEL 886-2-2715-3911

Thailand

Bangkok Branch
18th Floor, TISCO Tower, 48 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0200

Mizuho Corporate Leasing (Thailand) Co., Ltd.
19th Floor, TISCO Tower 48/44 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0900

Note: All overseas offices are those of Mizuho Corporate Bank except for offices indicated as follows:
* Subsidiary or representative office of Mizuho Securities
** Subsidiary of Mizuho Trust & Banking
*** Subsidiary of DLIBJ Asset Management

Vietnam

Hanoi Branch
Suite 403~407, 63 LTT Building,
63 Ly Thai To Street, Hanoi,
Socialist Republic of Vietnam
TEL 84-4-9363-123

Ho Chi Minh City Representative Office
7th Floor, The Landmark, 5B Ton Duc Thang Street, District 1, Ho Chi Minh City,
Socialist Republic of Vietnam
TEL 84-8-8228-638

Australia

Sydney Branch
Level 33, 60 Margaret Street, Sydney, N.S.W. 2000,
Australia
TEL 61-2-8273-3888

Europe and the Middle East

(Country/Region)

Austria

Mizuho Corporate Bank-BA Investment Consulting GmbH
Landhausgasse 4/7, 1010 Vienna, Austria
TEL 43-1-5355868

France

Paris Branch
Washington Plaza 40, rue Washington,
75408 Paris Cedex 08, France
TEL 33-1-5383-4100

Germany

Düsseldorf Branch
Königsallee 60 D, 40212 Düsseldorf,
F.R. Germany
TEL 49-211-13020

Mizuho Corporate Bank (Germany) Aktiengesellschaft
Taunustor 2, 60311 Frankfurt am Main,
F.R. Germany
TEL 49-69-27282-0

Luxembourg

*Mizuho Trust & Banking (Luxembourg) S.A.***
1B, Parc d'Activité Syrdall, L-5365 Munsbach,
Grand Duchy of Luxembourg
TEL 352-4216171

Switzerland

*Mizuho Bank (Switzerland) Ltd.**
Loewenstrasse 32, 8023 Zurich, Switzerland
TEL 41-1-216-9111

The Netherlands

Mizuho Corporate Bank Nederland N.V.
Apollolaan 171, 1077 AS, Amsterdam,
The Netherlands
TEL 31-20-5734343

United Kingdom

London Branch
River Plate House, 7-11 Finsbury Circus,
London EC2M 7DH, UK
TEL 44-20-7012-4000

*DLIBJ Asset Management International Ltd.****
Bracken House, One Friday Street,
London, EC4M 9JA, UK
TEL 44-20-7329-3777

Mizuho Capital Markets (UK) Limited
River Plate House, 7-11 Finsbury Circus,
London EC2M 7DH, UK
TEL 44-20-7972-9900

*Mizuho International plc**
Bracken House, One Friday Street,
London EC4M 9JA, UK
TEL 44-20-7236-1090

Bahrain

Bahrain Representative Office
Suite 201-202, Entrance 4,
2nd Floor, Manama Center, Manama, Bahrain
(P.O. BOX 5759, Manama, Bahrain)
TEL 973-17-224522

Iran

Tehran Representative Office
3rd Floor, No.1, 14th Street,
Khaled Eslamboli Avenue, Tehran 15117, Iran
TEL 98-21-8872-6593

The Americas

(Country/Region)

Brazil

São Paulo Representative Office
Avenida Paulista, 1274-11° andar,
Bela Vista, São Paulo, SP,
CEP. 01310-925, Brazil
TEL 55-11-3251-4199

Canada

Mizuho Corporate Bank (Canada)
100 Yonge Street, Suite1102, Toronto, Ontario,
Canada M5C 2W1
TEL 1-416-874-0222

Cayman Islands

Cayman Branch
Coutts House, 1446 West Bay Road,
P.O. Box 707GT, Grand Cayman, Cayman Islands,
British West Indies

Mexico

Mexico Representative Office
Edificio Omega, Campos Eliseos No.345-11,
Col. Chapultepec Polanco, Deleg. Miguel Hidalgo, 11560 Mexico, D.F., Mexico
TEL 52-55-5281-5037

U.S.A.

Chicago Branch
311 South Wacker Drive, Suite 2020,
Chicago, IL 60606, U.S.A.
TEL 1-312-855-1111

New York Branch
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3000

Los Angeles Agency
350 South Grand Avenue, Suite 1500,
Los Angeles, CA 90071, U.S.A.
TEL 1-213-243-4500

Houston Representative Office
5051 Westheimer Road, Galleria Tower II,
Suite 710, Houston, Texas 77056, U.S.A.
TEL 1-713-499-4800

*DLIBJ Asset Management U.S.A. Inc.****
1133 Avenue of the Americas, 28th Floor,
New York, NY 10036, U.S.A.
TEL 1-212-350-7650

Mizuho Capital Markets Corporation
1440 Broadway, 25th Floor,
New York, NY 10018, U.S.A.
TEL 1-212-547-1500

Mizuho Corporate Bank of California
350 South Grand Avenue, Suite 1500,
Los Angeles, CA 90071, U.S.A.
TEL 1-213-612-2700

Mizuho Corporate Bank (USA)
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3030

*Mizuho Securities USA Inc.**
1251 Avenue of the Americas, 33rd Floor,
New York, NY 10020, U.S.A.
TEL 1-212-209-9300

*Mizuho Trust & Banking Co. (USA) ***
666 Fifth Avenue, Suite 802,
New York, NY 10103, U.S.A.
TEL 1-212-373-5900

*The Bridgeford Group, Inc.**
445 Park Avenue, 20th Floor,
New York, NY 10022, U.S.A.
TEL 1-212-705-0880

Mizuho Desk

Asia and Oceania

Maybank

Europe and the Middle East

Raiffeisen Zentralbank Osterreich AG
Mashreqbank psc

The Americas

Unibanco

"Mizuho Desk"
By forming tie-ups with major financial institutions in regions where Mizuho does not possess offices, we offer our customers financial services through various institutions. (Transactions are conducted directly between the customer and the local financial institution.)

Date of Establishment
January 8, 2003

Paid-in Capital
¥1,540,965 million

Outstanding Shares
13,409,425.49 shares
Common Shares: 12,003,995.49 shares
Preferred Shares: 1,405,430 shares

Number of Shareholders
Common Shares: 244,099
Preferred Shares: 3,407

Principal Shareholders (Common Shares)

	Shares held	Percentage of shares outstanding (%)
Mizuho Holdings, Inc.	1,155,840.83	9.62
Japan Trustee Services Bank, Ltd. (Trustee account)	638,567.00	5.31
The Master Trust Bank of Japan, Ltd. (Trustee account)	536,108.00	4.46
ROYAL TRUST CORPORATION OF CANADA, LONDON-CLIENTS ACCOUNT (Standing proxy agent: Standard Chartered Bank)	389,300.00	3.24
The Dai-ichi Mutual Life Insurance Company	279,158.00	2.32
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	149,262.00	1.24
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000.00	1.14
Nippon Life Insurance Company	132,630.76	1.10
STATE STREET BANK AND TRUST COMPANY 505103 (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	132,451.00	1.10
THE CHASE MANHATTAN BANK, N. A. LONDON (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	129,879.00	1.08

Notes: 1. The voting rights of the shares held by Mizuho Holdings, Inc. are restricted, pursuant to Article 241 Paragraph 3 of the Japanese Commercial Code. On October 1, 2005, Mizuho Holdings, Inc. changed its trade name to "Mizuho Financial Strategy Co., Ltd." and a portion of the common shares in Mizuho Financial Group held by Mizuho Financial Strategy Co., Ltd. was been decreased, as follows: in November 2005, 700,000 shares were decreased in the offering of overseas and domestic markets, and in December 2005, an additional 63,000 shares were decreased pursuant to over-allotment offering. As a result of these offerings, the total number of Mizuho Financial Group shares held by Mizuho Financial Strategy Co., Ltd. is 392,840.83.

2. A copy of the Notification of Change in Shareholdings concerning the Report on Large Shareholdings, in which The Resona Trust & Banking Co., Ltd. Deposit Insurance Corporation of Japan, The Resolution and Collection Corporation, and Kanebo, Ltd. are named as joint shareholders, was received by Mizuho Financial Group, Inc. and as of August 31, 2005 the number of shares held by these entities was reported to be as shown in the table below. However, Mizuho Financial Group, Inc. could not confirm the number of shares effectively held by The Resona Trust & Banking Co., Ltd. and Deposit Insurance Corporation of Japan as of the end of the interim fiscal period in question, and as such, their holdings are not included in the above table. It should be noted that, while The Resolution and Collection Corporation and Kanebo, Ltd. are named as joint shareholders in the aforementioned copy of the Notification of Change in Shareholdings, the details of the shares listed as being held by The Resolution and Collection Corporation in the Report on Large Shareholdings match the information in the Mizuho Financial Group's shareholder registry for preferred shares as at the end of the subject fiscal period, and the details of the shares listed as being held by Kanebo, Ltd. match the information in Mizuho Finanncial Group's shareholder registry for common shares as at the end of the subject fiscal period. Accordingly, they are not included in the table below.

Content of the *Notification of Change in Shareholdings*:

Name	Address	Number of Shares Held or Effectively Held	%
The Resona Trust & Banking Co., Ltd.	1-1-2, Otemachi, Chiyoda-ku, Tokyo	115,158	0.85
Deposit Insurance Corporation of Japan	1-12-1,Yurakucho, Chiyoda-ku, Tokyo	120,319	0.89

Note: The figures for "Number of Shares Held" and "%" in the table above were copied from the *Notification of Change in Shareholdings*.

(Preferred Shares)

	Shares held	Percentage of shares outstanding (%)
The Resolution and Collection Corporation	425,000	30.23
The Dai-ichi Mutual Life Insurance Company	27,000	1.92
Meiji Yasuda Life Insurance Company	25,000	1.77
Sompo Japan Insurance Inc.	19,000	1.35
FUKOKU MUTUAL LIFE INSURANCE COMPANY	15,000	1.06
ITOCHU Corporation	10,000	0.71
THE KANSAI ELECTRIC POWER CO., INC.	10,000	0.71
Shiseido Company, Limited	10,000	0.71
SHIMIZU CORPORATION	10,000	0.71
Seiko Epson Corporation	10,000	0.71
TAISEI CORPORATION	10,000	0.71
Electric Power Development Co., Ltd.	10,000	0.71
The Tokyo Electric Power Company, Incorporated	10,000	0.71
Nippon Express Co., Ltd.	10,000	0.71
Marubeni Corporation	10,000	0.71

Notes: 1. In the table above, the figure for the number of shares held by The Resolution and Collection Corporation is the total for the Fourth Series, Sixth Series and Seventh Series of Preferred Shares. For other companies, the figures represent the totals for the Eleventh Series and the Thirteenth Series of Preferred Shares.

2. All 125,000 shares of the Seventh Series Class VII Preferred Shares, held by The Resolution and Collection Corporation, have been retired through the repurchase and cancellation of treasury shares pursuant to the exercise on October 12, 2005 of Mizuho Financial Group's right to redeem the shares. As a result, the total number of Mizuho Financial Group shares held by The Resolution and Collection Corporation is 300,000.

Stock Listings

Tokyo Stock Exchange
Osaka Securities Exchange

Accounting Auditors

Ernst & Young ShinNihon

Transfer Agent

Mizuho Trust & Banking Co., Ltd.

Fiscal Year

April 1 to March 31

Convocation of General Meetings of Shareholders

A regular general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Record Date

1. The Company shall deem shareholders having voting rights appearing in writing or digitally on the last register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the regular general meeting of shareholders for the relevant fiscal term.
2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, pursuant to a resolution of the Board of Directors and upon giving a prior public notice thereof.

Dividends

Dividends on shares shall be paid to the shareholders or registered pledgees appearing in writing or digitally on the last register of shareholders as of March 31 of each year or to the holders of fractional shares appearing in writing or digitally on the last register of holders of fractional shares as of March 31 of each year.

Interim Dividends

The Company may, by a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees appearing in writing or digitally on the last register of shareholders as of September 30 of each year or to the holders of fractional shares appearing in writing or digitally on the last register of holders of fractional shares as of September 30 of each year.

(as of September 30, 2005)

Mizuho Financial Group, Inc.
1-5-5, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5224-1111
URL: http://www.mizuho-fg.co.jp/



Mizuho Corporate Bank, Ltd.
1-3-3, Marunouchi,
Chiyoda-ku, Tokyo 100-8210,
Japan
Tel. +81-(0)3-3214-1111
URL: http://www.mizuhocbk.co.jp/



Mizuho Bank, Ltd.
1-1-5, Uchisaiwaicho,
Chiyoda-ku, Tokyo 100-0011,
Japan
Tel. +81-(0)3-3596-1111
URL: http://www.mizuhobank.co.jp/



Mizuho Trust & Banking Co., Ltd.
1-2-1, Yaesu,
Chuo-ku, Tokyo 103-8670,
Japan
Tel. +81-(0)3-3278-8111
URL: http://www.mizuho-tb.co.jp/



Mizuho Securities Co., Ltd.
Otemachi First Square,
1-5-1, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5208-3210
URL: http://www.mizuho-sc.com/



◎ MHFG's "News Release E-mail Distribution Service" Launched

MHFG offers an e-mail service for notifying registered users the title and the URL page of the group's news releases when releases are placed on the group's website.

If you wish to register for this service, please access MHFG's website (http://www.mizuho-fg.co.jp/english/), and click "News Release E-mail Distribution Service."



IS97580/BS7799 IJ01675/ISMS

◎ This report contains statements concerning the group's future performance. These statements, however, do not guarantee the ultimate outcome of the group's performance in the future, and take into consideration the risks and uncertainties that may be caused by such factors as changes in the business environment.


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